  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 13, 1996
                                                 REGISTRATION NO. 333-04777
===============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ---------------

                      PRE-EFFECTIVE AMENDMENT NO. 1

                                    TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ---------------
                           TRANSCEND SERVICES, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                              33-0378756
   (STATE OR OTHER JURISDICTION OF     (I.R.S. EMPLOYER IDENTIFICATION NO.)
   INCORPORATION OR ORGANIZATION)

                           3353 PEACHTREE ROAD, N.E.
                                  SUITE 1000
                            ATLANTA, GEORGIA 30326
                                (404) 364-8000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                LARRY G. GERDES
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                  3353 PEACHTREE ROAD, N.E., SUITE 1000
                            ATLANTA, GEORGIA 30326
                                (404) 364-8000
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                  COPIES TO:

       HELEN T. FERRARO, ESQ.                FREDERICK W. KANNER, ESQ.
      SMITH, GAMBRELL & RUSSELL                  DEWEY BALLANTINE
  3343 PEACHTREE ROAD, N.E., SUITE 1800     1301 AVENUE OF THE AMERICAS
       ATLANTA, GEORGIA 30326                NEW YORK, NEW YORK 10019
           (404) 264-2620                         (212) 259-8000


  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

  If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

==================================================================================================================================
                                                      PROPOSED            PROPOSED
  TITLE OF EACH CLASS OF            AMOUNT        MAXIMUM OFFERING   MAXIMUM AGGREGATE      AMOUNT OF
SCURITIES TO BE REGISTEREDE   TO BE REGISTERED(1) PRICE PER UNIT(2) OFFERING PRICE(1)(2) REGISTRATION FEE
 -----------------------------------------------------------------------------------------------------------------------------------

 Common Stock, par value
 .01 per share.........          3,450,000          $10.4375          $36,009,375              $12,417.03
 ---------------------------------------------------------------------------------------------------------------------------------

(1) Includes 450,000 shares subject to the Underwriters' over-allotment option.
(2) Estimated solely for the purpose of calculating the filing fee pursuant to Rule 457(c) under the Securities Act of 1933.

                               ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

===============================================================================

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                   SUBJECT TO COMPLETION, DATED MAY 30, 1996

PROSPECTUS

                               3,000,000 Shares

                      [LOGO of Transcend Services, Inc.]


                                  Common Stock

                                   ---------

  All of the shares of Common Stock offered hereby are being offered by Transcend Services, Inc., (the "Company" or "Transcend").

  The Common Stock of the Company is listed on The Nasdaq Stock Market's National Market under the symbol "TRCR." On May 29, 1996, the last sale price of the Common Stock as reported by Nasdaq was $10.50.

  SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                                   ---------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                                       UNDERWRITING
                                             PRICE TO DISCOUNTS AND  PROCEEDS TO
                                              PUBLIC  COMMISSIONS(1) COMPANY(2)
- --------------------------------------------------------------------------------
Per Share..................................    $           $             $
- --------------------------------------------------------------------------------
Total(3)...................................   $           $             $

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

 (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
 (2) Before deducting expenses of the offering estimated at $    payable by
     the Company.
 (3) The Company has granted to the Underwriters a 30-day option to purchase up to 450,000 additional shares of Common Stock on the same terms as set forth above to cover over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public, Underwriting
     Discounts and Commissions and Proceeds to Company will be $    , $     and
     $    , respectively. See "Underwriting."

                                   ---------

  The shares of Common Stock are offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the shares of Common
Stock offered hereby will be available for delivery on or about        , 1996
at the offices of Smith Barney Inc., 333 West 34th Street, New York,
New York 10001.

                                   ---------

Smith Barney Inc.                                                  Dain Bosworth
                                                                   Incorporated

     , 1996

                              STRATEGIC DIRECTION

  A diagram that depicts the flow of patient information across the pre-admission to post-discharge continuum.




  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information, including the consolidated financial statements and notes thereto, appearing elsewhere in this Prospectus.

                                  THE COMPANY

  Transcend is a leader in the emerging field of health care information management services to hospitals and other associated health care providers. The Company provides a range of services along the following lines: (i) contract management ("outsourcing") of health information management ("medical records"), patient access ("admissions") and other affiliated departments; (ii) medical transcription services for physician dictation; and (iii) consulting services relating to health information management and reimbursement coding. The Company currently operates, on a contract management basis, the health information management ("HIM"), or medical records departments, of 15 general acute care hospitals located in ten states and the District of Columbia. The Company also provides case management and disability management services to insurance carriers, third party administrators and self-insured employers.

  The health care industry is undergoing significant and rapid change. Hospitals and other health care providers have come under increased scrutiny from regulators and third party payors. As a result, hospitals are now looking to outsource to third parties certain costly or complicated functions that are not directly related to core competencies or where they are unable to achieve economies of scale. In particular, patient information, and the delivery of such information in a timely fashion, have become critical to improving productivity, efficiency and cost containment, while maintaining a high level of patient care. For instance, many hospitals are finding that their medical records departments are inadequate, and to remedy the inadequacies of these functions, they are beginning to turn to third party service providers which have expertise in managing medical records, admissions and other affiliated departments.

  With over 5,000 hospitals in the United States, the market for outsourcing the management of medical records departments and other affiliated departments is sizable. Approximately 3,000 hospitals in the United States have more than 100 beds and constitute the Company's first tier of market opportunity. American Hospital Publishing, Inc. has reported that in 1995 two out of three U.S. hospitals were outsourcing one or more departments. According to Modern Healthcare magazine's 17th Annual Contract Management Survey, published in September 1995, the total number of hospital management contracts increased by nearly 12% from the end of 1993 to the end of 1994, from approximately 7,800 to approximately 8,770.

  The health care industry has recognized the need for improvement in the processing of health care information, and to achieve this improvement, there has been a dramatic increase in the development of technological solutions offered by third party vendors of computer hardware and software. Although there have been significant advances in the management of medical information in general, little progress has been made introducing technology to the management of the medical records departments, patient admissions or other affiliated departments of hospitals that handle the flow of patient information. The Company believes that there is a need, and therefore an emerging market, for third party service providers to assist hospitals and other health care providers in (i) the effective implementation of the available technological tools for health care information management, (ii) the process of managing health care information across the pre-admission to post-discharge continuum of the health care delivery system and (iii) the management and training of personnel in health care information departments. By managing the entire flow of patient information through the hospital, errors, inefficiencies and their associated costs can be minimized.

  The Company's business strategy focuses on the application of advanced technological tools and health care information management expertise to improve the efficiency and productivity of health care information management services from pre-admission of the patient through post-discharge. Key elements of the Company's business strategy include: (i) the expansion of the Company's core HIM business; (ii) the application of emerging technology to HIM; (iii) the development of Information Service Centers as a business model for the provision of future outsourcing services designed to consolidate all of the functional and technological aspects of HIM into one centralized center; (iv) the expansion of contract management services offered to include patient admitting and the business office; and (v) the use of strategic acquisitions and alliances to complement, expand and diversify the Company's services portfolio and to accelerate growth.

                                  THE OFFERING

Common Stock offered..............  3,000,000 shares

Common Stock to be outstanding      21,401,403 shares(1)
 after the offering...............

Use of proceeds...................  General corporate purposes and for working capital. See "Use of Proceeds."

Nasdaq National Market symbol.....  TRCR
- --------
(1) Excludes (a) 1,298,275 shares of Common Stock issuable as of May 24, 1996 upon the exercise of outstanding stock options, 872,875 of which are presently exercisable or become exercisable within the next 60 days, (b) 572,000 shares of Common Stock issuable upon conversion of the Company's 8% Subordinated Convertible Debentures, (c) 25,000 shares issuable upon exercise of the outstanding Warrant to purchase Common Stock, (d) 45,750 shares reserved for future issuance under the Company's 1992 Stock Option Plan, as amended and (e) 155,524 shares reserved for future issuance under the Company's 1990 Employee Stock Purchase Plan, as amended.

                     SUMMARY CONSOLIDATED FINANCIAL DATA(1)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               THREE MONTHS
                                 YEARS ENDED DECEMBER 31,     ENDED MARCH 31,
                                 ---------------------------  ----------------
                                    1993     1994      1995    1995     1996
                                 -------- --------  --------  -------  -------
STATEMENTS OF OPERATIONS DATA:
  Net revenues.................. $ 6,208  $ 12,393  $ 25,882  $ 4,897  $ 8,688
  Direct costs..................   5,125    10,787    22,334    4,346    7,260
                                 -------  --------  --------  -------  -------
  Gross profit..................   1,083     1,606     3,548      551    1,428
  Marketing and sales expenses..     378       929     2,186      437      641
  General and administrative ex-
   penses.......................   1,330     1,673     4,604    1,113    1,122
  Amortization expense..........     310       357       633      145      145
                                 -------  --------  --------  -------  -------
  Operating loss................    (935)   (1,353)   (3,875)  (1,144)    (480)
  Other, net ...................     (31)      (53)      (21)      36      (43)
                                 -------  --------  --------  -------  -------
  Net loss...................... $  (966) $ (1,406) $ (3,896) $(1,108) $  (523)
                                 =======  ========  ========  =======  =======
  Net loss per share............ $ (0.11) $  (0.14) $  (0.22) $ (0.06) $ (0.03)
  Weighted average shares out-
   standing.....................   8,866     9,733    17,818   17,533   18,217

                                                              MARCH 31, 1996
                                                            --------------------
                                                                         AS
                                                            ACTUAL   ADJUSTED(2)
                                                            -------  -----------
BALANCE SHEET DATA:
  Working capital.......................................... $   (16)   $29,408
  Total assets.............................................  16,651     46,075
  Long-term debt and capital lease obligations.............   2,368      2,368
  Shareholders' equity..................................... $ 9,556    $38,980

- --------
(1) On January 10, 1995, the Company acquired a Georgia corporation then known as "Transcend Services, Inc." by the merger of Transcend into a subsidiary of the Company. The merger was treated for financial accounting purposes as the acquisition of the Company by the former Transcend and the historical financial statements of the former Transcend have become the financial statements of the Company and include the business of both companies after the effective date of the merger. See "The Company."
(2) Adjusted to give effect to the sale by the Company of 3,000,000 shares of Common Stock at an assumed public offering price of $10.50 per share and the application of the net proceeds therefrom as described under "Use of Proceeds."

                                ----------------

  Unless otherwise indicated, the information in this Prospectus assumes the Underwriters' over-allotment option is not exercised. The "fiscal year" when used in this Prospectus shall mean the twelve-month period ended December 31 of the calendar year indicated.

                                 RISK FACTORS

  In addition to other information contained in this Prospectus, the following factors should be considered carefully in evaluating the Company and its business before purchasing any of the shares of Common Stock offered hereby. This Prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below, as well as those discussed elsewhere in this Prospectus.

OPERATING LOSSES

  Although the Company has experienced revenue growth on an annual basis since the fiscal year ended December 31, 1992, the Company has not operated profitably during its last five fiscal years, and for the quarter ended March 31, 1996, it continued to experience losses. At March 31, 1996, the Company had an accumulated deficit of $7,426,000. There can be no assurance that revenue growth will continue in the future or that the Company will achieve profitability. Management believes that the Company's losses are primarily attributable to the significant expenditures made by the Company to build its infrastructure to support future growth and expansion of the services that the Company provides to health care institutions. These expenditures are currently above a level which the Company's revenues can support. There can be no assurance that the Company will be able to increase its revenues from contract management contracts and other services to the extent necessary to support expenses and achieve profitability. In addition, the Company's pricing mechanism on most of its outsourcing contracts requires the Company to increase operating efficiencies over the life of the contract in order to become profitable. To achieve and sustain profitability, the Company also believes that it must acquire a critical mass of such contracts, and be able to renew such contracts on favorable terms. There can be no assurance that the Company will be able to attain the required operating efficiencies or increase the number of outsourcing contracts to the level needed to become profitable. Also, there can be no assurance that the Company will be able to utilize the proceeds from this offering for the profitable expansion of its business and there can be no assurance that the Company will operate profitably in the future or that the losses which the Company is presently experiencing will not worsen in the future.

MANAGEMENT OF GROWTH

  The Company has experienced significant growth, principally through acquisitions of transcription businesses and the expansion of its contract management business. The Company intends to continue to pursue an aggressive growth strategy for the foreseeable future, and its future operating results will depend largely upon its ability to ensure that an adequate infrastructure is in place to support this growth. The process of integrating acquired businesses into the Company's operations may result in unforeseen difficulties and may require a disproportionate amount of resources and management's attention. There can be no assurance that the Company will be able to expand its market presence in its current locations or successfully enter other markets through acquisitions or that any such expansion will be profitable. If the Company's management is unable to manage growth effectively, the Company's business, results of operations and financial condition could be materially and adversely affected. See "Business--Strategy."

MARKET ACCEPTANCE OF OUTSOURCING STRATEGY

  The success of the Company will require acceptance by hospitals and other health care providers of the concept of outsourcing their information management departments. Such acceptance will depend on the ability of the Company to alleviate outsourcing concerns of hospital management, including loss of control, information quality and integrity concerns and a bias against outsourcing due to previous poor experiences. There can be no assurance that the Company will be successful in alleviating these concerns and in marketing its services. Failure of the Company to achieve market acceptance of its services could have a material adverse effect on the Company's business, financial condition and results of operations. Additionally, under the terms of five of its existing outsourcing contracts, the Company has undertaken to provide not only health information management

(medical records) services, but also to manage that hospital's patient access (admissions) function, as well as the social services, utilization management and quality management functions for one hospital. The Company intends to seek more outsourcing contracts providing fully integrated health care information management services across multiple departments of the same institution. In light of the Company's lack of any prior experience with such integrated outsourcing arrangements, there can be no assurance that such services will achieve market acceptance by health care providers or that the Company will be able to market successfully or provide such integrated outsourcing services to health care providers.

NATURE OF CONTRACTS

  The Company derives a substantial portion of its revenues from 15 outsourcing contracts which have remaining terms ranging from one to five years. At the end of each contract's duration, the Company must renegotiate a new contract. Should the Company fail to retain an existing customer or fail to adequately expand its base of contracts, the Company's future revenues could be at substantial risk. While the Company believes that there is a significant target market in which the Company may expand its outsourcing contracts base, there can be no assurance that the Company will be able to obtain new outsourcing contracts. Due to its limited operating history in medical records management, there can be no assurance that the Company will be able to renegotiate or renew its existing outsourcing contracts. In addition, the limited number of contracts places an emphasis on the margin earned for each contract. Should the Company be unable to achieve the necessary operating efficiencies in its contracts, the margin earned for each contract will be reduced. The Company is also beginning to explore new methods for pricing its contract management contracts, including a more volume oriented "capitated" pricing mechanism that is based on a hospital customer's activity levels such as the weighted average number of annual patient discharges. In the future, the Company also intends to offer its customers a "per member per month" capitated pricing option. Although the Company believes that these new pricing mechanisms will benefit its customers and generate adequate revenues for the Company, there can be no assurance that these pricing alternatives will be successful or that they will generate sufficient revenues to operate profitably. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

COMPETITION

  The outsourcing or contract management of health information services departments is still a relatively new concept in the hospital industry. Management believes that the Company's greatest competition comes from existing, internal medical records departments. To the Company's knowledge, there is currently only one regional firm and one national firm engaged in the same business. The Company expects that as the concept of outsourcing becomes more widely accepted, it will encounter further competition from some or all of the following sources: other traditional health care information management consultants; coding consultants; multi-specialty health care services businesses which currently provide contract management to clinical, housekeeping, dietary or other non-medical services departments of hospitals; management information services providers, particularly developers and vendors of management software; and other parties in contract management businesses (for example, business or financial management services) desiring to enter the health care field. The Company expects that competitive factors will include reputation for expertise in health information management, size and scope of referenceable accounts, prior experience in outsourcing and pricing. Some of its potential competitors are larger, better known and better capitalized than the Company, and such factors could affect the Company's ability to withstand such competition over the long term. There are also companies that operate in other areas of the health information management spectrum, including admissions and the business office. As the Company expands its scope of business into these other areas of health information management, the Company will confront other, sometimes more established competitors.

  The Company also experiences significant competition with respect to its transcription, consulting and case management businesses from a variety of sources, including, in each case, both local and national businesses. The markets both for medical transcription services and for medical records coding and consultation services are highly fragmented, and no competitor or identifiable group of competitors could be said to be dominant. See "Business--Competition."

LITIGATION

  On September 17, 1993, the Company and its health care subsidiaries and the physician-owned medical groups which had contracts with the health care subsidiaries, initiated a lawsuit against 22 insurance carriers seeking $115 million in compensatory damages plus punitive damages. The claims arise out of the Company's former business, which prior to the merger with Transcend Services, Inc., included the business of providing medical/legal evaluations and medical treatment services (in association with managed medical groups) in the workers' compensation industry in California. In connection with this lawsuit, seven of the insurance carriers have filed cross complaints seeking restitution for funds previously paid by the defendants, disgorgement of profits and punitive damages, based primarily upon allegations of illegal corporate practice of medicine, illegal referral arrangements and related improper conduct. The costs associated with the claims asserted against the insurance companies and the defense of the cross complaints cannot be ascertained with any certainty, but are expected to be substantial. The Company is deferring these costs until resolution of the litigation. The costs associated with this litigation will reduce the Company's results of operations, and there can be no assurance as to the outcome of this litigation, including potential recovery, if any, of the Company's claims or damages, if any. The cross complaints expose the Company to risk of liability which, if the Company is unsuccessful in the defense of such cross complaints, could have a materially adverse impact on the Company's results of operations for a particular period. The Company believes that the cross complaints against the Company are without merit and that the final resolution of the cross complaints will not have a material adverse effect on the Company's financial condition or results of operations; however, there can be no assurance that the Company will be successful in the defense of such cross complaints. See "Business--Legal Proceedings" and Note 2 of Notes to Consolidated Financial Statements.

HEALTH CARE INDUSTRY AND UNCERTAINTY OF REFORM

  The health care industry is subject to changing political, economic and regulatory influences that may affect the outsourcing practices and other operational aspects of hospitals in the Company's target market. The levels of revenues and profitability of the Company may be affected by the continuing efforts of government and third party payors to contain or reduce the costs of health care through various means. In the United States there have been, and the Company expects that there will continue to be, a number of federal and state proposals to control health care costs. These proposals contain measures intended to control public and private spending on health care as well as to provide universal public access to the health care system. If enacted, these proposals may result in a substantial restructuring of the health care delivery system. Significant changes in the nation's health care system could have an adverse impact on the Company's outsourcing services, although the impact of such changes cannot be predicted with any certainty.

DEPENDENCE ON KEY PERSONNEL

  The success of the Company has been largely dependent on the skills, experience and efforts of its senior management and especially its President and Chief Executive Officer, Larry G. Gerdes, its Chief Operating Officer, Julian L. Cohen, its Chief Financial Officer, David W. Murphy and its Chief Development Officer, G. Scott Dillon. The loss of the services of Messrs. Gerdes, Cohen, Murphy or Dillon or other members of the Company's senior management could have a material adverse effect on the Company's business and prospects. The Company believes that its future success will also depend in part upon its ability to attract, retain and motivate qualified personnel. Competition for such personnel is intense. There can be no assurance that the Company will be successful in attracting and retaining such personnel. The loss of key personnel, or inability to hire or retain qualified personnel, could have an adverse effect on the Company's business, financial condition and results of operations. The Company does not carry any "key-man" insurance on the life of any officer of the Company. See "Management."

SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this offering, the Company will have 21,401,403 shares of Common Stock outstanding. Of these shares, a total of 21,341,403, including the 3,000,000 shares offered hereby, will be eligible for sale in the open market without restriction under the Securities Act of 1933, as amended (the "Securities Act"), except to the extent any shares are purchased by "affiliates" (as that term is defined under the Securities Act) of the Company. All of the remaining 60,000 shares of Common Stock are "restricted securities" as that term is defined in Rule 144 promulgated under the Securities Act, none of which are currently eligible for sale in the public market. Additional shares of Common Stock, including shares issuable upon exercise of options and the Warrant to purchase Common Stock and upon conversion of the Company's 8% Convertible Debentures, will also become eligible for sale in the public market from time to time. Certain of the holders of these additional shares have registration rights obligating the Company to register their shares under certain circumstances. See "Shares Eligible for Future Sale--Registration Rights." The Company and the Company's officers and directors have agreed not to sell any of their shares of Common Stock for a period of 120 days from the date of this Prospectus without the prior written consent of Smith Barney Inc. Following this offering, sales and potential sales of substantial amounts of the Company's Common Stock in the public market pursuant to Rule 144 or otherwise could adversely affect the prevailing market prices for the Common Stock and impair the Company's ability to raise additional capital through the sale of equity securities. See "Description of Capital Stock," "Shares Eligible for Future Sale" and "Underwriting."

ANTI-TAKEOVER PROVISIONS

  The Company's Certificate of Incorporation, as amended, authorizes the issuance of up to 21,000,000 shares of Preferred Stock, issuable in series, the relative rights and preferences of which may be designated by the Board of Directors. The issuance of Preferred Stock could make it more difficult for a third party to acquire a majority of the outstanding voting stock. Accordingly, the issuance of Preferred Stock may be used as an "anti-takeover" device without further action on the part of the stockholders of the Company. No shares of Preferred Stock have been issued, and the Company has no present plans to issue any shares of Preferred Stock. See "Description of Capital Stock."

DILUTION; NO DIVIDENDS

  The public offering price per share of Common Stock will exceed the net tangible book value per share of the Common Stock. Purchasers of the Common Stock in this offering will experience immediate and substantial dilution. See "Dilution." In addition, the Company has not previously paid any dividends on its Common Stock and for the foreseeable future intends to retain earnings to finance the development and expansion of its business. Pursuant to the terms of certain financing agreements, the Company is restricted from paying dividends to its shareholders. See "Dividend Policy."

POSSIBLE VOLATILITY OF STOCK PRICE

  The market price of the Common Stock could be subject to significant fluctuations in response to the Company's operating results and other factors, and there can be no assurance that the market price of the Common Stock will not decline below the public offering price herein. In addition, the stock market has from time to time experienced extreme price and volume volatility. These fluctuations may be unrelated to the operating performance of particular companies whose shares are traded and may adversely affect the market price of the Common Stock. See "Price Range of Common Stock."

                                  THE COMPANY

  The Company was incorporated in California in 1976 and was reorganized as a Delaware corporation in 1988. On January 10, 1995, the Company, formerly known as "TriCare, Inc.," acquired Transcend Services, Inc., then a Georgia corporation, by the merger of Transcend Services, Inc. into First Western Health Corporation ("First Western"), a subsidiary of the Company (the "Merger"). Prior to the Merger, Transcend Services, Inc., which was originally organized in 1984, provided consulting services for medical records management, quality and utilization management, records coding and records management software. In 1992, the former Transcend Services, Inc. developed, tested and marketed new lines of business intended to capitalize on the increasing need for the outsourcing of medical records, and by the end of 1992 had entered into its first long-term agreement for the management of a hospital's medical records department. On May 31, 1995, Transcend Services, Inc. and Veritas Healthcare Management ("Veritas"), another subsidiary of the Company, merged into the Company, whose name was then changed to "Transcend Services, Inc." The Merger was treated for financial accounting purposes as the acquisition of TriCare, Inc. by Transcend Services, Inc. and the historical financial statements of the former Transcend Services, Inc. have become the financial statements of the Company and include the businesses of both companies after the effective date of the Merger. The Company has one wholly-owned subsidiary, Sullivan Health and Rehabilitation Services, Inc. ("Sullivan"). When used in this Prospectus, the term "Company" or "Transcend" shall mean Transcend Services, Inc. and Sullivan unless otherwise stated in this Prospectus or unless the context otherwise requires.

  The Company's executive offices are located at 3353 Peachtree Road, N.E., Suite 1000, Atlanta, Georgia 30326. Its telephone number is (404) 364-8000.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 3,000,000 shares offered by the Company hereby (after deducting the underwriting discount and estimated offering expenses payable by the Company) at an assumed public offering price of $10.50 per share are estimated to be approximately $29.4 million ($33.9 million if the Underwriters' over-allotment option is exercised in full).

  The Company intends to use the net proceeds for general corporate purposes and for working capital to fund the Company's growth pursuant to its business strategy, which may include the use of up to approximately $12 million of the net proceeds to finance the installation and development of its Information Service Center concept if the Company is successful in marketing the concept to certain of its customers. The Company may also use up to approximately $5 million of net proceeds to purchase computer hardware and optical imaging equipment in connection with the application of better technologies in its contract management business. The Company may also utilize a portion of the net proceeds to fund future acquisitions, should suitable opportunities arise. See "Business-Strategy." Pending such uses, the net proceeds will be invested in short-term, interest-bearing obligations of investment grade.

                          PRICE RANGE OF COMMON STOCK

  The Common Stock is traded on the Nasdaq National Market under the symbol "TRCR." The following table sets forth, for the Company's fiscal periods indicated, the high and low sales prices per share for the Common Stock, as reported on the Nasdaq National Market.

                                                                    HIGH   LOW
                                                                   ------ -----
   1994
   First Quarter.................................................. $ 3.50 $2.00
   Second Quarter.................................................   3.25  2.38
   Third Quarter..................................................   3.00  1.75
   Fourth Quarter.................................................   2.75  1.50
   1995
   First Quarter.................................................. $ 4.13 $1.56
   Second Quarter.................................................   3.69  2.50
   Third Quarter..................................................   7.50  2.50
   Fourth Quarter.................................................   7.13  4.75
   1996
   First Quarter.................................................. $ 9.38 $4.88
   Second Quarter (through May 29, 1996).......................... $12.13 $8.63

  On May 29, 1996, the last sale price of the Common Stock as reported on the Nasdaq National Market was $10.50 per share. As of May 29, 1996, there were approximately 403 holders of record of the Common Stock.

                                   DILUTION

  As of March 31, 1996, the Company had a net tangible book value of $4,338,000, or $0.23 per share. Net tangible book value per share is determined by dividing the net tangible book value (tangible assets less liabilities) of the Company by the number of shares of Common Stock outstanding at that date (giving effect to the conversion of 8% Convertible Subordinated Debentures and the exercise of the outstanding Warrant to purchase Common Stock, as if converted on March 31, 1996). Without taking into account any changes in net tangible book value after March 31, 1996, other than to give effect to the sale of the 3,000,000 shares of Common Stock offered by the Company hereby (at an assumed public offering price of $10.50 per share) and the receipt of the net proceeds therefrom, the net tangible book value of the Company as of March 31, 1996 would have been $33,762,000, or $1.54 per share. This represents an immediate increase in net tangible book value of $1.31 per share to existing shareholders and an immediate dilution of $8.96 per share to new investors. The following table illustrates this dilution per share.

   Assumed public offering price per share........................       $10.50
   Net tangible book value per share as of March 31, 1996......... $0.23
   Increase in net tangible book value per share attributable to the offering(1)...............................................  1.31
                                                                   -----
   Adjusted net tangible book value per share after the offering..         1.54
                                                                         ------
   Dilution per share to new investors(2).........................       $ 8.96
                                                                         ======

- --------
(1) After deduction of underwriting discounts and commissions and estimated offering expenses.
(2) Determined by subtracting the adjusted net tangible book value per share after the offering from the amount of cash paid by a new investor for a share of Common Stock.

                                DIVIDEND POLICY

  The Company intends to retain its earnings to finance the growth and development of its business and does not anticipate paying cash dividends on the Common Stock in the foreseeable future. The payment of any future dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, operations, capital requirements, contractual restrictions, the general financial condition of the Company and general business conditions. Pursuant to the terms of certain financing agreements, the Company is restricted from paying dividends to its shareholders.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company at March 31, 1996 on an actual basis and as adjusted to give effect to the sale of the 3,000,000 shares of Common Stock, at an assumed public offering price of $10.50 per share, offered by the Company hereby and the application of the net proceeds therefrom as described under "Use of Proceeds."

                                                             MARCH 31, 1996
                                                           --------------------
                                                           ACTUAL   AS ADJUSTED
                                                           -------  -----------
                                                             (IN THOUSANDS)
Long-term debt and capital lease obligation............... $ 2,368    $ 2,368
Shareholders' equity:
Preferred stock--par value $.01 per share; 21,000,000
 shares authorized; no shares issued and outstanding......     --         --
Common stock, par value $.01 per share; 30,000,000 shares
 authorized; 18,291,000 and 21,291,000 shares issued and
 outstanding on an actual and as adjusted basis, respec-
 tively(1)................................................     183        213
Paid-in capital...........................................  16,799     46,193
Accumulated deficit.......................................  (7,426)    (7,426)
                                                           -------    -------
Total shareholders' equity................................   9,556     38,980
                                                           -------    -------
Total capitalization...................................... $11,924    $41,348
                                                           =======    =======

- --------
(1) Excludes (a) 1,298,275 shares of Common Stock issuable as of May 24, 1996 upon the exercise of outstanding stock options, 872,875 of which are presently exercisable or become exercisable within the next 60 days, (b) 572,000 shares of Common Stock issuable upon conversion of the Company's 8% Subordinated Convertible Debentures, (c) 25,000 shares issuable upon exercise of the outstanding Warrant to purchase Common Stock, (d) 45,750 shares reserved for future issuance under the Company's 1992 Stock Option Plan, as amended and (e) 155,524 shares reserved for future issuance under the Company's 1990 Employee Stock Purchase Plan, as amended.

                    SELECTED CONSOLIDATED FINANCIAL DATA(1)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

  The following table sets forth selected consolidated financial data of the Company for the periods indicated, which data has been derived from the Company's consolidated financial statements as of December 31, 1994 and 1995 and the consolidated financial statements for the three years in the period ended December 31, 1995. The report of Arthur Andersen LLP, independent public accountants, with respect to such consolidated financial statements as of December 31, 1994 and 1995 and for the three years in the period ended December 31, 1995 is included on page F-2. The consolidated financial statements of the Company for each of the years in the two-year period ended December 31, 1992 were derived from financial statements audited by another firm of independent certified public accountants. The selected financial data for the three month periods ended March 31, 1995 and 1996 are derived from the unaudited consolidated financial statements of the Company. The unaudited consolidated financial statements include all adjustments, consisting of normal recurring accruals, which the Company considers necessary for a fair presentation of the consolidated financial condition and results of operations for these periods. Operating results for the three months ended March 31, 1996 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1996. This selected consolidated financial data should be read in conjunction with the consolidated financial statements, related notes and other financial information included and incorporated by reference herein.

                                                                     THREE MONTHS
                                YEARS ENDED DECEMBER 31,            ENDED MARCH 31,
                          ----------------------------------------  ----------------
                           1991    1992    1993    1994     1995     1995     1996
                          ------  ------  ------  -------  -------  -------  -------
STATEMENTS OF OPERATIONS
 DATA:
Net revenues............  $1,854  $1,702  $6,208  $12,393  $25,882  $ 4,897  $ 8,688
Direct costs............   1,074     893   5,125   10,787   22,334    4,346    7,260
                          ------  ------  ------  -------  -------  -------  -------
Gross profit............     780     809   1,083    1,606    3,548      551    1,428
Marketing and sales ex-
 pense..................     362     209     378      929    2,186      437      641
General and administra-
 tive expense...........     538     715   1,330    1,673    4,604    1,113    1,122
Amortization expense of
 intangible assets......     --      --      310      357      633      145      145
                          ------  ------  ------  -------  -------  -------  -------
Operating loss..........    (120)   (115)   (935)  (1,353)  (3,875)  (1,144)    (480)
Interest, net...........     (40)    (16)   (132)     (65)     (21)      36      (43)
Other...................     --       (2)    101       25      --       --       --
                          ------  ------  ------  -------  -------  -------  -------
Total other income (ex-
 penses)................     (40)    (18)    (31)     (40)     (21)      36      (43)
                          ------  ------  ------  -------  -------  -------  -------
Pre-Tax loss............    (160)   (133)   (966)  (1,393)  (3,896)  (1,108)    (523)
Provision for income
 tax....................     --      --      --        13      --       --       --
                          ------  ------  ------  -------  -------  -------  -------
Net loss................  $ (160) $ (133) $ (966) $(1,406) $(3,896) $(1,108) $  (523)
                          ======  ======  ======  =======  =======  =======  =======
Net loss per share......  $ (.04) $ (.02) $ (.11) $  (.14) $  (.22) $ (0.06) $ (0.03)
Weighted average shares
 outstanding............   3,774   7,162   8,866    9,733   17,818   17,533   18,217
                                                                     THREE MONTHS
                                      DECEMBER 31,                  ENDED MARCH 31,
                          ----------------------------------------  ----------------
                           1991    1992    1993    1994     1995     1995     1996
                          ------  ------  ------  -------  -------  -------  -------
BALANCE SHEET DATA:
Working capital.........  $  384  $  202  $ (552) $(3,001) $   461  $ 1,109  $   (16)
Total assets............  $  922  $  790  $1,191  $ 2,680  $16,833  $16,018  $16,651
Long-term debt and capi-
 tal lease obligations..  $  355  $  300  $   --  $    --  $ 2,392  $    --  $ 2,368
Shareholders' equity....  $  411  $  277  $  162  $(1,233) $ 9,921  $12,270  $ 9,556

- --------
(1) On January 10, 1995, the Company acquired a Georgia corporation then known as "Transcend Services, Inc." by the merger of Transcend into a subsidiary of the Company. The merger was treated for financial accounting purposes as the acquisition of the Company by the former Transcend and the historical financial statements of the former Transcend have become the financial statements of the Company and include the business of both companies after the effective date of the merger. See "The Company."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion should be read in conjunction with the consolidated financial statements of the Company (including the notes thereto) contained elsewhere in this Prospectus.

OVERVIEW

  Transcend is a leader in the emerging field of health care information management services to hospitals and other associated health care providers. The Company provides a range of services along the following lines: (i) contract management ("outsourcing") of health information management ("medical records"), patient access ("admissions") and other affiliated departments;
(ii) medical transcription services for physician dictation; and (iii) consulting services relating to health information management and reimbursement coding. The Company currently operates, on a contract management basis, the health information management ("HIM"), or medical records departments, of 15 general acute care hospitals located in ten states and the District of Columbia. The Company also provides case management and disability management services to insurance carriers, third party administrators and self-insured employers.

  The Company intends to expand the range of its contract management services to include management of other functional areas of hospitals associated with health information management, such as management of patient access (admissions), utilization review, quality assurance and the business office. The Company presently provides full contract management outsourcing services in the admissions departments for five of the 15 hospitals it manages. The Company is actively seeking to provide this expanded range of services to its current and future hospital customers. The Company also provides, through outsourcing as well as other contracts, medical records transcription services through computer and telephone links from centralized facilities to approximately 100 hospital customers.

  Approximately 3,000 hospitals in the United States have more than 100 beds and constitute the Company's first tier of market opportunity. The Company currently has contract management contracts covering the HIM departments of 15 hospitals ranging in bed size from 56 beds to 541 beds, with the average contract size of approximately $1.5 million. The initial contract terms of the Company's current contracts range from two to five years and are generally terminable without cause upon expiration of the initial term or for cause at any time during the initial term thereof. The Company's existing contracts currently have remaining terms ranging from approximately one to five years. Due to its limited operating history in medical records management, the Company is unable to assess or predict its contract renewal rate.

  The Company negotiates its contract management fees on a fixed installment basis which represents, at contract inception, an immediate savings to the contracting hospital as compared to its historical costs. In the early term of such a contract, the Company's expenses in providing the contract services remain relatively high, as a percentage of contract revenues received, as set-up and training costs are incurred, new procedures are implemented and departmental reorganizations are initiated. Completion of such steps should result in lower operating expenses, which in turn should increase the profit margin of a constant revenue stream over time. Due to the Company's limited operating history in the contract management business, however, there can be no assurances that operating expenses will sufficiently decrease over the life of such contracts. The Company is considering alternative pricing structures and has recently developed a more volume oriented "capitated" pricing mechanism based on its hospital customers' activity levels such as the weighted average number of annual patient discharges. In the future, the Company also intends to offer a "per member per month" (PMPM) capitated pricing option which is similar to the current pricing mechanisms used by managed health care institutions and will therefore enable its customers to more effectively compete in a managed care environment.

  The Company is typically paid for its transcription services on a production basis at rates determined on a per-line-transcribed basis. Where transcription services are included as part of the services provided in the Company's outsourcing contracts for health information management, however, the services are provided by the Company as part of a set contract fee. The Company is paid for its consulting and coding services on a negotiated fee for services basis. In addition, the Company is paid for its health care case management services primarily on an hourly basis.

  On January 10, 1995, the Company acquired a Georgia corporation then known as "Transcend Services, Inc." by the merger of Transcend Services into a subsidiary of the Company. The merger was treated for financial accounting purposes as the acquisition of the Company by the former Transcend Services and the historical financial statements of the former Transcend Services have become the financial statements of the Company and include the business of both companies after the effective date of the merger. See "The Company."

RESULTS OF OPERATIONS

  The following table presents for the periods indicated, as a percentage of total net revenues, components of the Company's net revenues and categories from the Company's consolidated statements of operations and the period-to-period changes in the dollar amounts of the respective line items:

                                                                      PERIOD TO PERIOD PERCENTAGE
                             PERCENTAGE OF NET REVENUES                   INCREASE (DECREASE)
                          -----------------------------------------   -----------------------------
                                                   THREE MONTHS                      THREE MONTHS
                             FISCAL YEAR          ENDED MARCH 31,     FISCAL YEAR   ENDED MARCH 31,
                          ---------------------   -----------------   ------------  ---------------
                                                                      1994   1995        1996
                                                                       VS     VS          VS
                          1993    1994    1995      1995      1996    1993   1994        1995
                          -----   -----   -----   -------   -------   -----  -----  ---------------
Contract management.....   62.3%   74.6%   55.3%     57.3%     61.0%  139.1%  54.8%       88.7%
Medical transcription...   18.3    19.6    25.7      24.7      23.0   113.4  174.4        65.6
Consulting and coding...   19.4     5.8     3.0       3.2       2.5   (40.0)   6.2        38.6
Case management.........    --      --     16.0      14.8      13.5     --     --         61.7
                          -----   -----   -----   -------   -------   -----  -----       -----
  Net revenues..........  100.0%  100.0%  100.0%    100.0%    100.0%   99.6% 108.8%       77.4%
                          -----   -----   -----   -------   -------   -----  -----       -----
Direct costs............   82.6    87.0    86.3      88.8      83.6   110.5  107.0        67.1
  Gross profit..........   17.4    13.0    13.7      11.2      16.4    48.3  120.9       159.2
Marketing and sales ex-
 pense..................    6.1     7.5     8.4       8.9       7.4   145.8  135.3        46.7
General and
 administrative expense.   21.4    13.5    17.8      22.7      12.9    25.8  175.2         0.8
Amortization expense....    5.0     2.9     2.5       3.0       1.7    15.2   77.3         --
                          -----   -----   -----   -------   -------   -----  -----       -----
  Operating loss........  (15.1)% (10.9)% (15.0)%   (23.4)%    (5.5)%  44.7% 186.4%      (58.0)%

 Three Months Ended March 31, 1996 Compared to Three Months Ended March 31,
1995

  The increase in total revenues for the quarter ended March 31, 1996 is primarily attributable to (i) the increased contract management outsourcing revenues attributable to six contract management contracts signed in August and September 1995 and two contracts signed in February and March 1996; (ii) increased medical transcription operations revenues resulting from the April 1995 acquisition of Medical Transcription of Atlanta, Inc. ("MTA"); and (iii) the increase in case management and rehabilitation revenues resulting from enhanced sales and marketing efforts in 1995 that resulted in new customers as well as the expansion of case management services into Texas by means of an acquisition made in July 1995.

  Gross profit increased 159.2% to $1,428,000 for the quarter ended March 31, 1996 from $551,000 in the first quarter of the prior year. Gross profit as a percentage of revenues increased to 16.4% for the quarter ended March 31, 1996 from 11.2% in the same prior year period. This increase was primarily attributable to the contract management outsourcing division which expanded its gross margin from 13.3% in 1995 to 16.6% in 1996, as a result of increased efficiencies and lower operating costs following the Company's re-engineering efforts, and the medical transcription business which expanded its gross margin from 11.6% in the quarter ended March 31, 1995, to 17.3% in the quarter ended March 31, 1996. The margin improvement in transcription is a result of increased efficiencies and lower operating costs following the continued deployment of digital technology and the improved productivity of the Company's transcriptionists. The Company's overall gross margin was further enhanced in the 1995 to 1996 quarter comparison by the increase in case management's gross margin from 13.4% for the quarter ended March 31, 1995 to 27.1% for the quarter ended March 31, 1996. This gain in case management gross margin is the result of increased operating efficiencies and lower direct costs across an expanded, more diverse (less concentrated) customer base.

  Marketing and sales expenses increased 46.7% to $641,000 in the quarter ended March 31, 1996 from $437,000 in the same prior year period and decreased as a percentage of revenues to 7.4% for the quarter ended March 31, 1996 from 8.9% for the quarter ended March 31, 1995. The increase in sales and marketing expenses from the first quarter 1995 to 1996 is primarily attributable to (i) a larger national sales force in place in the 1996 quarter; (ii) increased expenditures for telemarketing and market analysis implemented to provide the Company better sales lead qualification and more accurate target marketing opportunities; and (iii) sales commissions paid on two new sales in the first quarter 1996 as compared to only one sale in the first quarter 1995. The Company typically pays and expenses 100% of its sales commission upon contract signing. With much of the Company's investment in a national sales force, telemarketing and marketing/advertising now in place, the Company anticipates that sales and marketing expenses, as a percentage of revenues, will decline, as revenues increase.

  General and administrative expenses remained relatively constant at $1,122,000 for the quarter ended March 31, 1996 and $1,113,000 in the same prior year period and decreased as a percentage of revenues to 12.9% for the quarter ended March 31, 1995 from 22.7% in the first quarter of the prior year. General and administrative expenses remained constant in the quarter-to-quarter comparison and declined as a percentage of revenues due to the Company's investment over the past 18 to 24 months in building the corporate structure necessary to support the Company's growth for the foreseeable future.

  The Company's loss from operations decreased to $480,000 for the quarter ended March 31, 1996 from $1,144,000 in the first quarter of the prior year period. This $480,000 quarterly loss compares to an operating loss of $502,000 for the quarter ended December 31, 1995 and an operating loss of $834,000 for the quarter ended September 30, 1995.

  Other expenses increased to $43,000 for the quarter ended March 31, 1996 from other income of $36,000 in the first quarter of the prior year period, primarily due to the impact of interest expense incurred in connection with the August 15, 1995 private placement of 8% Subordinated Convertible Debentures.

 Year Ended December 31, 1995 Compared with Year Ended December 31, 1994

  Net revenues increased 109% to $25,882,000 in 1995 from $12,393,000 in 1994.
The increase in net revenues is primarily attributable to operations in the Company's contract management outsourcing division, contributing $5,058,000 of the overall increase due to the addition of six new outsourcing contracts. Medical transcription revenues grew from $2,428,000 in 1994 to $6,662,000 for 1995, primarily due to the acquisition of IDS and MTA. Sullivan's 1994 revenues are not included as they were prior to the Merger.

  Gross profit increased 121% to $3,548,000 in 1995 from $1,606,000 in 1994.
Gross profit as a percentage of revenues increased to 13.7% in 1995 from 13.0% in 1994. This increase was primarily attributable to the addition of Sullivan's case management revenues reflecting an overall 21% gross margin. Gross margins in contract management outsourcing increased to 14% from 11% in 1994. Average transcription margins decreased from 19% to 14% as a result of the Script-Ease, Inc. and IDS acquisitions.

  Marketing and sales expenses increased 135% to $2,186,000 in 1995 from $929,000 in 1994 and increased as a percentage of revenues to 8.4% from 7.5% in 1994. The increase is attributable to expenses associated with the efforts to heighten market awareness of the Company and contract outsourcing, the expansion of the Company's sales force, an increase in commission compensation relating to the six new contract management contracts signed in the third quarter and the additional sales costs related to the case management division.

  General and administrative expenses increased 175% to $4,604,000 in 1995 from $1,673,000 in 1994 and increased as a percentage of revenues to 17.8% from 13.5%. The increase reflects additional expense for expanded management and support staff incurred to position the Company for future growth, as well as the additional overhead attributable to the Merger.

  Amortization expenses increased to $633,000 in 1995 from $357,000 in 1994 reflecting the full impact of the intangible assets associated with the Company's acquisition of three medical transcription businesses and the additional amortization expense related to the Merger.

  The Company's loss from operations increased to $3,875,000 in 1995 from $1,353,000 in 1994; however, beginning in the second quarter of 1995, the Company realized an improving trend with regard to minimizing its loss from operations. The Company's loss from operations was $1,393,000 in the second quarter ending June 30, 1995. The loss from operations for the third quarter ended September 30, 1995 was $867,000, while the fourth quarter ended December 31, 1995 loss from operations decreased to $527,000.

  Other expense decreased to $21,000 in 1995 from $40,000 in 1994, primarily as the result of the Company's recognition of higher interest income as applied against interest expense.

 Year Ended December 31, 1994 Compared With Year Ended December 31, 1993

  Net revenues increased 99.6% to $12,393,000 in 1994 from $6,208,000 in 1993.
This increase in net revenues is primarily attributable to increased sales in the contract management outsourcing division, reflecting the full year impact of five new outsourcing contracts entered into in 1993 and one outsourcing contract entered into on June 1994. Other factors contributing to the increase in net revenues include the acquisition of the transcription business Script-Ease, Inc. in September 1994 and the full year impact of the acquisition of dataLogix Transcription, Inc. ("dataLogix") in April 1993.

  Gross profit increased 48.3% to $1,606,000 in 1994 from $1,083,000 in 1993.
Gross profit as a percentage of revenues declined to 13.0% in 1994 from 17.5% in 1993. This decline was primarily attributable to higher costs associated with the implementation of the six new outsourcing contracts entered into in 1993 and 1994, which the Company anticipates will decrease as a percentage of revenues over the life of the contract. Transcription profit margins increased from 12% in 1993 to 20% in 1994 due to reduced costs resulting from efficiencies implemented in 1994 at the transcription office in Chicago, Illinois. Consulting and coding margins declined in 1994 due to the Company's increased focus on contract management outsourcing.

  Marketing and sales expenses increased 145.8% to $929,000 in 1994 from $378,000 in 1993 and increased as a percentage of revenues to 7.5% from 6.1% in 1993. This increase reflects increased expenses associated with additional marketing efforts in the contract management outsourcing division and expansion of the contract management sales force, which resulted in additional salaries and sales commissions.

  General and administrative expenses increased 25.8% to $1,673,000 in 1994 from $1,330,000 in 1993 but decreased as a percentage of revenues, to 13.5% from 21.4%. The increase reflects additional expense for expanded management and support staff incurred to support the Company's present and future growth.

  The increase in amortization expenses to $357,000 in 1994 from $310,000 in 1993 reflects the full impact of the intangible assets associated with the dataLogix acquisition and the additional amortization expense related to the acquisition of Script-Ease, Inc.

  The Company's loss from operations increased to $1,353,000 in 1994 from $953,000 in 1993.

  Other expense increased to $40,000 in 1994 from $31,000 in 1993, primarily as the result of the Company's recognition of a gain of $100,000 from the sale of the software division in April 1993 as compared to the recognition of only a $25,000 gain in 1994.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's primary sources of cash are internally generated funds and the net assets of the Company's discontinued operations, the remainder of which are expected to be collected over the next several years.

  In 1995 the Company expended $1,232,000 in cash to acquire the medical transcription businesses of IDS and MTA. In connection with these acquisitions, on August 15, 1995, the Company raised $2 million in cash through the private placement of 8% Subordinated Convertible Debentures. The Debentures are unsecured and subordinated to all other debt of the Company. The interest rate on the Debentures is 8%, payable semi-annually, and the principal amount is due in full on August 15, 2000. The Debentures are convertible into Common Stock by the holder at any time prior to August 15, 2000 at a rate of 286 shares of Common Stock for each $1,000 in principal amount and are convertible by the Company at any time when the Common Stock trades at $10.50 per share for 30 consecutive trading days. The Company may redeem the Debentures at any time upon 30 to 60 days notice to the holder of a Debenture.

  The Company's working capital position decreased during the quarter ended March 31, 1996 from $461,000 at December 31, 1995 to $(16,000) at March 31,
1996. This decrease in the Company's working capital position arises from a combination of several factors including the financing from current cash sources of capital expenditures for equipment during the quarter ended March 31, 1996 and the continued funding of losses from the Company's operations.

  On April 30, 1996, the Company established two separate credit facilities with Silicon Valley East (Wellesley, Massachusetts), a division of Silicon Valley Bank, a California-chartered bank (Santa Clara, CA). The aggregate credit available to the Company (under both facilities) is $5.75 million. The banking facilities are secured by all of the Company's assets. One of the facilities is a $5.0 million working capital credit line subject to an initial cap of $3.0 million. The cap is removed subject to the Company's compliance with several covenants going forward. The second facility is a $750,000 term facility set up to help the Company meet its capital investment requirements in the near term. This term note is subject to an initial cap of $250,000, with the cap being removed upon the Company's compliance with specific covenants. Both facilities will mature on April 30, 1997.

  The Company anticipates that cash on hand, together with internally generated funds, cash collected from discontinued operations and the net proceeds from this offering should be sufficient to finance continuing operations for the foreseeable future as well as the civil litigation action against certain insurance carriers.

IMPACT OF INFLATION

  Inflation has not had a material effect on the Company to date. However, the effects of inflation on future operating results will depend in part, on the Company's ability to increase prices and/or lower expenses in amounts offsetting inflationary cost increases and on reimbursement levels established by state authorities.

                                   BUSINESS

GENERAL

  Transcend is a leader in the emerging field of health care information management services to hospitals and other associated health care providers. The Company provides a range of services along the following lines:
(i) contract management ("outsourcing") of health information management ("medical records"), patient access ("admissions") and other affiliated departments; (ii) medical transcription services for physician dictation; and
(iii) consulting services relating to health information management and reimbursement coding. The Company currently operates, on a contract management basis, the health information management ("HIM"), or medical records departments, of 15 general acute care hospitals located in ten states and the District of Columbia. The Company also provides case management and disability management services to insurance carriers, third party administrators and self-insured employers.

  The health care industry is undergoing significant and rapid change. Hospitals and other health care providers have come under increased scrutiny from regulators and third party payors. As a result, hospitals are now looking to outsource to third parties certain costly or complicated functions that are not directly related to core competencies or where they are unable to achieve economies of scale. In particular, patient information, and the delivery of such information in a timely fashion, have become critical to improving productivity, efficiency and cost containment, while maintaining a high level of patient care. For instance, many hospitals are finding that their medical records departments are inadequate, and to remedy the inadequacies of these functions, they are beginning to turn to third party service providers which have expertise in managing medical records, admissions and other affiliated departments.

  With over 5,000 hospitals in the United States, the market for outsourcing the management of medical records departments and other affiliated departments is sizable. Approximately 3,000 hospitals in the United States have more than 100 beds and constitute the Company's first tier of market opportunity. American Hospital Publishing, Inc. has reported that in 1995 two out of three U.S. hospitals were outsourcing one or more departments. According to Modern Healthcare magazine's 17th Annual Contract Management Survey, published in September 1995, the total number of hospital management contracts increased by nearly 12% from the end of 1993 to the end of 1994, from approximately 7,800 to approximately 8,770.

  The health care industry has recognized the need for improvement in the processing of health care information, and to achieve this improvement, there has been a dramatic increase in the development of technological solutions offered by third party vendors of computer hardware and software. Although there have been significant advances in the management of medical information in general, little progress has been made introducing technology to the management of the medical records departments, patient admissions or other affiliated departments of hospitals that handle the flow of patient information. The Company believes that there is a need, and therefore an emerging market, for third party service providers to assist hospitals and other health care providers in (i) the effective implementation of the available technological tools for health care information management, (ii) the process of managing health care information across the pre-admission to post-discharge continuum of the health care delivery system and (iii) the management and training of personnel in health care information departments. By managing the entire flow of patient information through the hospital, errors, inefficiencies and their associated costs can be minimized.

INDUSTRY OVERVIEW

  The health care industry is undergoing significant and rapid change. Hospitals and other health care providers have come under increased scrutiny from regulators and third party payors, which has forced the providers to examine their cost structures and business practices. The industry has recognized the need for improvement in the processing of health care information, and to achieve this improvement, there has been a dramatic increase in the development of technological solutions offered by third party vendors of computer hardware and software. Although there have been significant advances in the management of medical information in general, little progress has been made introducing technology to the management of the medical records departments, patient admissions or other affiliated departments of hospitals that handle the flow of patient information. Health care information technology vendors have focused on developing information systems such as "electronic medical records" that promise to move all patient information on-line, giving all constituents immediate access to relevant information. However, the development of such systems and more importantly the widespread adoption of such systems is still several years away. The Company believes that transitioning the medical record from paper to electronic format will require a higher level of service in the performance of certain HIM functions, including coding, record analysis and completion, transcription, as well as others. With the expansion of the Company's contract management business and the development of the Information Service Center business model, the Company believes it will be well positioned to provide hospitals and other health care providers with this higher level of service.

  Many hospitals are finding that their medical records departments are in many respects inadequate and that outsourcing HIM and related departments can result in competitive advantages by reducing costs such as employee training and technology and equipment upgrades.

  Hospitals have outsourced basic services including housekeeping, laundry and food preparation for a number of years to reduce operating costs and ensure quality of service and are now looking to outsource other costly or complicated functions that are not directly related to core competencies or where they are unable to achieve economies of scale. An increasing number of health care providers are now outsourcing the pharmacy, emergency room staffing and physical therapy staffing functions and have more recently started to outsource critical administrative functions such as patient health information management of medical records departments and related functions including patient admission, utilization review, quality assurance and the business office.

  Many hospitals are now turning to third party providers to apply their expertise in managing not only the medical records, but admissions and other affiliated departments as well. This development is helping providers control costs and allowing them to concentrate on the core business of providing high quality patient care and at the same time creating a significant opportunity for third party service providers to assist hospitals and other health care providers in processing and managing health care information across the pre-admission to post-discharge continuum.

BUSINESS STRATEGY

  The Company's business strategy focuses on the application of advanced technological tools and health care information management expertise to improve the efficiency and productivity of health care information management services from pre-admission of the patient through post-discharge. Key elements of the Company's business strategy consist of the following:

  Increase Penetration of HIM Outsourcing Market. The Company is focused on increasing its penetration of the HIM outsourcing market through the implementation of an enhanced sales, marketing and lead generation program. The Company's initial target market is comprised of the approximate 3,000 hospitals in the United States with more than 100 beds. The Company has substantially expanded its marketing efforts, evidenced by the fact that the Company conducted 49 onsite operational assessments through the four month period ended April 30, 1996 as compared to a total of 16 assessments during calendar 1995. Furthermore, the Company intends to continue expanding its marketing efforts to include large clinics, sub-acute care facilities, HMOs, skilled nursing facilities and other health care providers as part of the integrated health care delivery system.

  Apply Emerging Technology. Although the Company is a service company and therefore does not intend to develop a proprietary software/hardware system, the Company is technology oriented and intends to utilize the most effective technology available to reshape the way information is managed across the integrated health care delivery system to obtain new levels of cost effectiveness. Through a strategic partnership with a small imaging company, the Company has introduced an electronic document management ("EDM") product in two of its contract management sites. However, the Company does not intend to invest in the research and development of EDM systems, and to the extent that more effective technological products become available, the Company will use such technology, or partner with qualified technology companies, to establish the most effective optical scanning or electronic imaging capabilities at its sites.

  Develop Information Service Centers. The Company has developed the concept of an Information Service Center as a business model for the provision of future outsourcing services in a unique format, designed to further reduce hospital costs and improve efficiencies by reducing and moving staff off-site and taking advantage of economies of scale. Under the model, once the Company has signed contracts with a group of health care provider customers which are under common ownership and/or located in a given geographic area, the Company plans to consolidate all of the functional and technological aspects of health information management into one centralized off-site service center. The Company believes that the Information Service Center model offers several benefits, including the ability to perform similar functions for multiple clients, to offer outsourcing services to larger integrated delivery systems and to provide geographically spaced health care providers with a central location for the receipt of patient data.

  Expand Range of Contract Management Services. Once the Company has established itself in a hospital by successfully managing the medical records department, the Company believes it is well positioned to manage other aspects of the hospital's operations related to health information, including patient admitting and the business office. The Company intends to pursue additional outsourcing business from existing as well as new customers. The Company believes that additional efficiencies in information management can be achieved through the management of the record creation process at its point of beginning (pre-registration, admitting) through post-discharge (the business office).

  Pursue Acquisitions and Strategic Alliances. The Company has historically used an acquisition strategy to fulfill part of its business plan, and will continue to seek acquisition opportunities to complement, expand and diversify its services portfolio. The Company will also pursue the formation of strategic alliances in an effort to accelerate its growth through market expansion. The Company is presently pursuing joint marketing efforts with other companies to establish more comprehensive outsourcing relationships, including the business office of the hospital, to be implemented over a larger shared client base.

SERVICES

  Contract Management (Outsourcing). Contract management, or outsourcing, of health information involves the management by the Company of patient information, both clinical and financial, throughout the health care delivery system beginning before a patient is admitted and continuing after the patient is discharged. The Company's principal source of revenues is currently from long-term contracts for outsourcing, or contract management, of the HIM, or medical records, departments of hospitals. Under the terms of its outsourcing contracts, the Company provides the contracting medical facility with complete day-to-day management and operation of the facility's medical records department, including maintenance of patient records, monitoring and reduction of backlog in record keeping and chart completion, compliance with record keeping and record retention requirements of governmental and other third-party payors, implementation of record coding functions to optimize reimbursement, medical record abstracting and maintenance of record storage and retrieval systems.

  With respect to staffing requirements, the Company's outsourcing contracts are of two types. The first is a "Management Only" contract by which the Company provides a department director to supervise a hospital's medical records department and employs the departmental supervisory personnel, while all other employees of the department remain on the hospital's payroll. The second type is a full contract management services agreement by which the Company provides not only a records-management director but also hires all the employees of the department as the Company's employees. The Company generally provides supplemental training to these employees once it takes over the department. The Company prefers, whenever possible, to maintain the employment of all of the employees of a hospital's outsourced department and is rarely required to hire new employees.

  A significant feature of the Company's contract management services is the use of a Professional Services Team, made up of highly skilled and experienced HIM professionals, whose responsibility is to act as an internal consulting team to its outsourced customers. This team is used during initial implementation to reengineer the outsourced department's work processes, to support the customer sites at any time and to develop "Best Practices," the Company's quality standards that are continuously updated to represent the best in the HIM marketplace.

  The Company believes that the application of better technology in contract management will reshape the way information is managed across the health care delivery system in the future and provide additional cost savings. Although the Company does not intend to directly invest in research and development of electronic document management ("EDM") systems, it will use the most effective technology available to the extent that its customers desire to implement such systems. Such technology is designed to provide simultaneous access to the medical record by multiple users. The Company has partnered with a small imaging company to develop and beta test an EDM product, trademarked "TransChart(TM)," and has now installed this optical scanning product in two of its contract management sites. The Company will continue to use this technology, or partner with qualified providers, to establish the most effective optical scanning capabilities at its sites. The application of more advanced technologies is a key factor in the Company's planned implementation of its Information Service Center concept. See "--Future Outsourcing Services--Information Service Centers."

  Management of the Company believes that through its services, it provides immediate and long-term cost savings to its health care provider customers which helps them compete in a managed care environment. The Company also believes that health care providers have overlooked other services which are attractive outsourcing candidates such as admissions, utilization review, quality assurance and the business office. Because such services are essential to the efficient flow of information along the pre-admission to post-discharge continuum in the health care delivery system, the Company believes that these services are suited to outsourcing and are a natural extension of the outsourcing of the medical records department.

  The Company believes that there is a significant outsourcing opportunity in the health care industry to provide multiple information management and processing functions on an integrated basis beginning before a patient is admitted, through the creation and management of the medical record and continuing after a patient is discharged, in the business office. It is the intention of the Company to seek more outsourcing contracts providing fully-integrated health care information management across multiple departments of the same institution for a single fee. Under the terms of five of the Company's outsourcing contracts, the Company has undertaken to provide not only HIM services, but also to manage that hospital's patient access (admissions) function. The Company also manages the social services, utilization management and quality management functions for two hospitals. Although the Company currently has no outsourcing contracts for the hospital business office, the Company is exploring opportunities for contract management of the business office. Better management of the business office benefits the hospital by both reducing costs and increasing the turnover rate of accounts receivable. The Company has demonstrated that by more effectively managing medical records, it has significantly reduced the level of unbilled accounts receivable and has created a more efficient and accurate flow of information to the business office.

  Future Outsourcing Services--Information Service Centers. The Company has developed the concept of an Information Service Center ("ISC") as a business model for the provision of future outsourcing services in a format designed to reduce hospital costs and improve efficiencies. Under the model, once the Company has signed contracts with a group of health care provider customers which are under common ownership and/or located in a given geographic area, the Company plans to consolidate all of the functional and technological aspects of health information management into one centralized service center. Specific areas of initial focus would include functions such as chart assembly and analysis, coding, transcription and information retrieval and storage. In order to streamline the flow of patient information as much as possible, additional labor intensive services such as scheduling, preregistration information assembly, benefit verification and procedure precertification, and almost all patient accounting and billing functions, could also be added. In contrast to the current model, under which most of the personnel remains on site at the customer's facility, all of the staff performing these functions would be relocated to the service center, with the potential for a significant portion of the personnel to become home-based "telecommuters." Fewer than ten individuals would remain at the client hospital with responsibilities for document scanning and customer service functions, as well as to provide an administrative liaison role in the hospital, participate in hospital committee functions, oversee compliance issues and other management functions. The Company believes that the ISC model offers several benefits, including the ability to (i) perform similar functions for multiple clients that are common throughout the pre-admission to post-discharge health care continuum, thereby increasing efficiency and reducing staffing needs, (ii) offer outsourcing services to larger integrated delivery systems with multiple facilities and to provide geographically spaced health care providers with a central location from which they receive patient data, and (iii) increase the scope of potential clients to include larger medical clinics, skilled nursing facilities, long-term care facilities and, eventually, payors such as HMOs with complex information management requirements.

  Medical Transcription Services. The Company entered the medical transcription services business because it saw an opportunity to improve accuracy, reduce turnaround time and improve margins for its contract management customers, primarily through advances in technology. The market for medical transcription is not formally tracked, but the Executive Director of the Medical Transcription Industry Alliance has estimated that the total U.S. market for medical transcription services is in excess of the one billion dollar range, and that the market is continuing to experience growth as more hospitals outsource their medical transcription needs. The medical transcription services market is highly fragmented, with over 500 transcription companies nationally.

  The Company's transcription business provides a computer-based service for transcription of physician dictation for hospitals. While its service arrangements vary from institution to institution, some of which require transcription to be performed on-site or by hospital employees, the transcription division's services are primarily defined as transcription of dictation at remote locations, and transmission via modem or similar telephone link into the computer data base of the contracting hospital. As a result, while it currently provides services to over 100 different medical institutions in the eastern half of the United States, the transcription division is able to provide such services from a central office and therefore many of its transcription employees are able to work as "telecommuters" using networked computer terminals in their homes.

  The Company is typically paid for its transcription services on a production basis at rates determined on a per-line-transcribed basis. The Company also provides transcription services in connection with nine of its contract management contracts. Where transcription services are included as part of the services provided in the Company's outsourcing contracts for health information management, the services are provided internally by the Company's transcription sites as part of the overall services provided by the Company for a set contract fee. The Company seeks wherever possible to cross-market its transcription services with its outsourcing contract services, using the institutions with which it has outsourcing contracts as a base for generation of additional transcription business and using the institutions with which it has transcription contracts as a basis for generating additional contract management outsourcing business.

  Consulting and Coding Services. The Company continues to offer independent consulting services to hospitals on a case by case basis, and believes that its consulting services comprise an additional services offering to its existing customer base. The Company provides advice with respect to management and operations of medical records departments and related health care information management, particularly reimbursement coding or "optimization" services, as well as consultation services regarding the health information aspects of hospitals' utilization management and quality management functions. Such services, which can also include interim medical records department management and related services, are provided on a negotiated fee for service basis. The Company's consulting and coding department includes specialists in various aspects of records coding and management. The Company recently added a medical doctor to its staff of consultants, which will allow the

Company to offer consultation services to physicians who are interested in improving their coding and reimbursement practices.

  Health Care Case Management. Medical case management provides assessment, care planning, recommendations, and care coordination services for injured and ill persons covered by insurance carriers or self-insured employers. The Company employs or contracts with registered nurses who act as a coordinator between the patient, the health care providers and the insurance carriers, seeking to ensure the provision of optimal health care with an efficient use of resources. Case management typically involves routine onsite visits to the patient and monthly reporting to the insurance carriers. In addition, the Company provides vocational evaluations and computerized skills assessments for clients covered by insurance programs, workers' compensation, long-term disability and Social Security disability. The Company faces a very competitive market on a national, regional and local level, with all of the competition offering the full continuum of cost containment products, including field case management, telephonic case management, pre-certification utilization review, PPO networks, bill repricing and managed care.

CUSTOMERS

  The Company's current customer base consists primarily of hospitals for which the Company provides contract management or outsourcing of the medical records department, medical transcription services and/or consulting services. However, the Company believes that the outsourcing concept can meet the needs of many other health care providers, and the Company's marketing efforts are designed to eventually expand its customer profile to include larger clinics, sub-acute care facilities, HMOs, skilled nursing facilities and others.

  With over 5,000 hospitals in the United States, the market for outsourcing the management of medical records departments and other affiliated departments is sizable. Approximately 3,000 of the hospitals in the United States have more than 100 beds and constitute the Company's first tier opportunity. The Company further screens potential hospitals through a variety of lead generation methods, including a recently initiated telemarketing program, which helps pinpoint those hospitals that may benefit most from outsourcing their medical records department and focuses the Company's efforts on approximately 2,000 target hospitals.

  As the use of health care information management technology increases in the future, the Company believes that three levels of health care provider customers will emerge. The Company divides these customers into "No Tech," "Medium Tech," and "High Tech" categories. The No Tech customer is one that has not embraced the use of technology within the facility's medical records functions to enhance productivity, quality and costs. This customer will either lack the financial resources and/or vision to progress past the paper record. For this customer, the Company will continue to reengineer the paper processes and continue to guarantee the customer reduced costs and improved quality, timeliness and service. The Medium Tech customer will be ready to begin to leverage technology, primarily through the use of optical scanning to reduce costs, improve quality and timeliness and provide multiple users access to the same record simultaneously. This will also allow for the electronic completion of the patient record by the physician, providing a significant productivity tool for the physician as well. The High Tech customer will likely initially be large for-profit systems or not-for-profit multi-hospital groups, which will be committed to the complete change of the medical record process as it is known today. The Company believes that the High Tech customer group will be the initial market for its Information Service Center concept.

SALES AND MARKETING

  The Company currently employs ten full-time sales personnel in the contract management area of its business. Because the Company's outsourcing services are relatively new in the industry, marketing of those services has proceeded principally on the basis of personal contacts by the Company's sales personnel with senior hospital executives as well as referrals from its consulting clients. Beginning in early 1996, the Company has added a telemarketing program, targeting hospital chief executive and chief financial officers, in an effort to significantly improve qualified sales leads and shorten the overall sales cycle. Having established its initial base of outsourcing contract clientele, the Company's sales force provides coverage in virtually every major hospital market in the country, with sales representatives in each of the principal geographic regions of the country (Southwest, West, Midwest, Southeast, Mid-Atlantic and Northeast). The Company's 1996 marketing strategy also includes targeted advertising in industry trade publications, direct mailings, trade shows, customer testimonials, seminars and other educational literature that emphasizes the Company's market leadership position, its management expertise and its track record with current clients.

  The Company's transcription and consulting services have historically been marketed primarily through personal contacts and referrals from existing clients. While management believes that this is an appropriate marketing strategy, particularly for consulting services, the Company has begun to implement a broader marketing campaign for its transcription services, particularly in those markets in which its transcription offices are located, and has employed two national sales persons targeting this business.

COMPETITION

  Outsourcing or contract management of health information services departments is still a relatively new concept in the hospital industry. The Company believes it is a pioneer in developing outsourcing of health information management functions on a national basis, and therefore the Company's greatest competition comes from existing, internal medical records departments of hospitals. There is currently one national firm and one regional firm engaged in the same business. The Company expects that as the concept of outsourcing becomes more accepted, it will encounter further competition from some or all of the following sources: other traditional health care information management consultants; coding consultants; multi-specialty health care services businesses which currently provide contract management to clinical, housekeeping, dietary or other non-medical services departments of hospitals; management information services providers, particularly developers and vendors of management software; and other parties in contract management businesses (for example, business or financial management services) desiring to enter the health care field. The Company expects that competitive factors will include reputation for expertise in health information management, size and scope of referenceable accounts, prior experience in outsourcing, and pricing. Additionally, there are companies that operate in other areas of the health information management spectrum, including admissions, the business office and transcription. As the Company expands its scope into these other areas of health information management, the Company expects to confront other, perhaps better established, better capitalized and larger competitors.

  The Company experiences competition with respect to both its transcription and consulting business from a variety of sources, including, in each case, both local and national businesses. The markets both for medical transcription services and for medical records coding and consultation services are highly fragmented, and no competitor or identifiable group of competitors could be said to be dominant. The Company believes the principal competitive factors in each case include reputation and prior experience, and in the case of transcription services, pricing, timeliness (i.e., turnaround times on transcribed documents) and accuracy of performance. In both fields, the Company, in some cases, competes with larger, better known and better capitalized competitors. With respect to its case management business, the Company competes with several large national vendors, as well as many regional and local competitors that have established a niche in the business. Additionally, many insurance carriers and third party administrators have developed case management programs of their own rather than outsourcing this business.

GOVERNMENT REGULATION

  Virtually all aspects of the practice of medicine and the provision of health care services are regulated by federal or state statutes and regulations, by rules and regulations of state medical boards and state and local boards of health and by codes established by various medical associations. The Company has attempted to structure its operations to comply with these regulations. The Company is not presently subject to direct regulation as an outsourcing services provider. Future government regulation of the practice of medicine and the provision of health care services may impact the Company and require it to restructure its operations in order to comply with such regulations. In addition, in connection with its case management business, certain of the

Company's employees and independent contractors are registered nurses. These individuals are subject to certain licensing standards in the states in which they practice, and are responsible for maintaining their licenses. The Company's case management division is not subject to any material governmental regulation, although certain states in which the Company provides case management services have established fee schedules under their workers' compensation laws which apply to certain case management services provided by the Company.

EMPLOYEES

  As of May 15, 1996, the Company had approximately 693 full-time employees and 164 part-time employees, including 20 administrative and executive employees at its headquarters office in Atlanta, Georgia; 29 employees in sales and marketing or consultative functions; and 456 employees at outsourcing sites, as well as 285 employees in its medical transcription operations. As of that date, Sullivan had 52 full-time employees and contracts with over 15 part-time registered nurses who are not employees of the Company. The Company also supervises an additional 162 employees of contracting hospitals at outsourcing sites, pursuant to the terms of its outsourcing agreements. Neither the Company nor any of the employees it supervises is currently a party to any collective bargaining agreement; the hospital employees at one outsourcing site have been solicited by union representatives, but no definitive action toward representation has been taken. The Company has not experienced any strikes or work stoppages, and believes that its relations with its employees are good.

PROPERTIES

  The Company leases the space for its principal offices in Atlanta, Georgia, and space for satellite sales offices in Dallas, Texas and Newton, Pennsylvania. It also leases space for its transcription offices in Chicago, Illinois; Pittsburgh and Erie, Pennsylvania; Boston and Worcester, Massachusetts; and Atlanta, Georgia. The Company leases space for its case management business in Atlanta, Georgia; Orlando, Florida; and Dallas, Texas.

LEGAL PROCEEDINGS

  The Company is subject to certain claims in the ordinary course of business which are not material.

  On September 17, 1993, the Company and its health care subsidiaries and the physician-owned medical groups which had contracts with the health care subsidiaries initiated a lawsuit in the Superior Court of the State of California, County of Los Angeles, against 22 of the largest California workers' compensation insurance carriers seeking $115 million in compensatory damages plus punitive damages. The plaintiffs claim abuse of process, intentional interference with contractual and prospective business relations, negligent interference and unlawful or unfair business practices which led to the discontinuation in April 1993 of the former business of the Company's health care subsidiaries and their contracting associated medical groups (the "Lawsuit"). The claims arise out of the Company's former business, which prior to the merger with Transcend Services, Inc., included the business of providing medical/legal evaluations and medical treatment services (in association with managed medical groups) in the workers' compensation industry in California. Seven defendants in the Lawsuit have filed cross complaints against the plaintiffs seeking restitution, accounting from the plaintiffs for monies previously paid by the defendants, disgorgement of profits, injunctive relief, attorneys' fees and punitive damages, based upon allegations of illegal corporate practice of medicine, illegal referral arrangements, specific statutory violations and related improper conduct. The case is presently in the early stages of discovery. The defendants have filed various motions to dismiss and other motions seeking the failure of the plaintiffs' cause of action, none of which have been successful. The Company and its counsel do not believe that it is likely that the Company will be held liable on any of the cross complaints; however, there can be no assurance that the Company will be successful in the defense of the cross complaints. In addition, there can be no assurance as to the recovery by the Company of the damages sought in its complaint against the defendants. The costs associated with the conduct of the Lawsuit cannot be ascertained with certainty but are expected to be substantial, and the Company has to date deferred such costs until resolution of the litigation. Based upon facts and circumstances known to date, in the opinion of management, final resolution of the Lawsuit will not have a material adverse effect on the Company's financial condition or results of operations. See "Risk Factors--Litigation" and Note 2 of Notes to Consolidated Financial Statements.

  On June 22, 1995, an action was filed by Timothy S. Priest in his capacity as administrator of the estate of Robert V. Taylor against Carol Brown, Debbie Ostwald, the Company's subsidiary Sullivan, and Fireman's Fund Insurance Company, in the Circuit Court of Franklin County, Tennessee, alleging breach of the duty to provide reasonably competent nursing care to an injured individual. The plaintiff demands compensatory damages in the amount of $1 million and punitive damages in the amount of $2 million, plus costs. Management of the Company believes that the Company has meritorious defenses to the allegations and intends to vigorously contest liability in this matter. At the present time, management of the Company cannot predict the outcome of this litigation, but does not believe that the resolution of the litigation will have a material adverse effect on the Company's financial condition or results of operations.

DISCONTINUED OPERATIONS

  At March 31, 1996, the net assets related to the discontinued operations of the Company's health care subsidiaries, First Western and Veritas, both of which ceased operations as of April 30, 1993, were $3,015,000, including deferred legal costs related to the Lawsuit and $2,407,000 in net accounts receivable. The collection liabilities of First Western and Veritas have been deducted in determining net accounts receivable. The Company has contracted with a third party to service and manage the remaining accounts receivable balance for a set fee. The Company will continue to re-evaluate the net realizability of the net assets related to discontinued operations on an ongoing basis. Any such re-evaluation could result in an adjustment that may potentially be material to the carrying value of the asset.

  In September 1994, the Company sold substantially all of the assets and liabilities of its wholly-owned subsidiary, Occu-Care, Inc., which operated industrial medical clinics, to AmHealth, Inc. ("AmHealth") for a purchase price of $4,000,000. The purchase price included $1,500,000 in cash paid at closing and the issuance of two promissory notes bearing interest at 8% per annum. AmHealth defaulted on the first interest payments on the two notes and on December 30, 1994, the Company agreed to exchange the notes receivable of $2,500,000 for 2,500,000 shares of convertible redeemable preferred stock with a 6.5% cumulative dividend. In conjunction with the Merger on January 10, 1995, the Company recorded these securities at $2,050,000, which was the Company's estimate of their fair value. AmHealth defaulted on a December 1, 1995 mandatory redemption of a portion of the preferred stock. However, AmHealth has executed a definitive agreement with CORE, Inc., a public company, pursuant to which CORE would purchase for cash substantially all the assets of AmHealth in a transaction expected to close by July 1996. In anticipation of the consummation of the foregoing transaction, AmHealth and the Company are presently negotiating to settle AmHealth's obligation to the Company, but no agreement has been reached. There can be no assurance that the CORE/AmHealth transaction will close and there can be no assurance that the amount the Company will ultimately realize on the preferred stock will not be materially less than the carrying value of the investment as reflected in the Company's financial statements. See Note 2 of Notes to Consolidated Financial Statements.

                                  MANAGEMENT

  The following table sets forth certain information regarding executive officers and directors of the Company:

NAME                        AGE            POSITION WITH THE COMPANY
- ----                        ---            -------------------------
Larry G. Gerdes............  47 President, Chief Executive Officer and Director
Julian L. Cohen............  40 Chief Operating Officer
G. Scott Dillon............  46 Chief Development Officer
David W. Murphy............  38 Chief Financial Officer, Secretary and Treasurer
Donald L. Lucas............  66 Chairman of the Board
George B. Caldwell.........  65 Director
Walter S. Huff, Jr.........  61 Director
Charles E. Thoele..........  60 Director

DIRECTORS AND EXECUTIVE OFFICERS

  The following persons serve as the directors and executive officers of the
Company:

  Mr. Gerdes has served as a director of the Company since June 1985 and as its President and Chief Executive Officer since May 1993. From 1991 to 1993, Mr. Gerdes was a private investor and from May 1992 until the Merger Mr. Gerdes was the Chairman of the Board of Directors of the former Transcend Services, Inc. For the five years prior to 1991, Mr. Gerdes held various executive positions with HBO & Company, a provider of information services to the healthcare industry, including Chief Financial Officer and Executive Vice President. Mr. Gerdes also serves as a director of Delphi Information Systems, Inc. and Aksys, Ltd.

  Mr. Cohen has served as the Company's Chief Operating Officer since October 1994. Mr. Cohen served in various capacities at MCC Behavioral Care, Inc., a provider of managed behavioral health products and services from November 1987 to September 1994, including President from October 1992 to September 1994. Mr. Cohen previously served as Administrator of Northwestern Memorial Hospitals Institute of Psychiatry, Assistant Executive Director for professional services at Menorah Hospital and Assistant Administrator at University Hospital of New York at Stonybrook.

  Mr. Dillon has served as the Company's Chief Development Officer since September 1995. From September 1992 to August 1995, Mr. Dillon served as Executive Vice President and Chief Development Officer for Coastal Physician Services. Prior to Coastal Physician Services, Mr. Dillon served as Executive Vice President and Chief Operating Officer of the Fisher Mangold Group from January 1991 to September 1992. Mr. Dillon's 17 years in the health care industry also includes his service in various senior sales and marketing positions with ARAMARK, Inc., EmCare Holdings and the Patient Care Products division of Proctor and Gamble. Mr. Dillon is active in various professional organizations including, the American Hospital Association, the Healthcare Financial Management Association and the Center for Health Information Management.

  Mr. Murphy has served as the Company's Chief Financial Officer since May 1995. Mr. Murphy joined the Company in September 1994 as Vice-President of Acquisitions. Prior to joining the Company, Mr. Murphy was a founder and General Partner of an investment company and served in various financial, operating and mergers and acquisition positions with companies such as Hutchinson SA (France), First Boston and International Paper Company.

  Mr. Lucas has served as a director of the Company since December 1985 and has served as Chairman since August 1989. Mr. Lucas has been a venture capitalist for more than twenty-five years. Mr. Lucas also serves on the boards of directors of Amati Communications Corporation; Cadence Design Systems, Inc.; Delphi Information Systems, Inc.; Kahler Realty Corporation; Macromedia, Inc.; Oracle Corporation; Quantum Health Resources, Inc.; Racotek, Inc. and Tricord Systems, Inc.

  Mr. Caldwell has served as a director of the Company since May 1995. Mr. Caldwell is the President Emeritus of Lutheran General HealthSystem in Park Ridge, Illinois. Mr. Caldwell served as President and Chief Executive Officer of Lutheran General Health Care System from 1979 to 1989. Prior to 1979, Mr. Caldwell served as the President and Chief Executive Officer of The Greater Southeast Community Hospital Foundation of Washington, D.C., and as President and Chief Executive Officer of Lake Forest Hospital, Lake Forest, Illinois. Mr. Caldwell is presently the Chairman of The Collier Company, a healthcare consulting company in Chicago, Illinois. Mr. Caldwell is also the Chairman of The Hunter Group and a Director of MMI Companies.

  Mr. Huff has served as a director of the Company since October 1993. Mr. Huff was the founder of HBO & Company, a provider of information services to the healthcare industry and served as its Chairman from 1974 until 1990 and Chief Executive Officer from 1974 to 1984 and 1986 until 1989. Since 1990, Mr. Huff has been a private investor.

  Mr. Thoele has served as a director of the Company since October 1993. Mr. Thoele has been a consultant to Sisters of Mercy Health Systems since February 1991. From 1986 to February 1991, he served as a director and the Chief Operating Officer of Sisters of Mercy Health Systems. Mr. Thoele is currently Chairman of the Catholic Hospital Association. Mr. Thoele is also director of HBO & Company.

BOARD OF DIRECTORS

  The Board of Directors of the Company currently consists of five persons. The Company's By-Laws provide that the Board of Directors shall consist of not less than one person, the precise number to be determined from time to time by the Board of Directors or shareholders of the Company. The directors are elected annually by the shareholders of the Company and serve for a term of one year, or until their earlier resignation, removal from office or death. The executive officers of the Company are elected annually by the Board of Directors and serve for a term of one year, or until their earlier resignation, removal from office or death.

  The Company's Board of Directors has two standing committees--the Audit and Finance Committee and the Stock Option and Compensation Committee. The Audit and Finance Committee, which is comprised of Messrs. Lucas and Huff, has been assigned the principal functions of: (i) recommending the independent auditors; (ii) reviewing and approving the annual report of the independent auditors; (iii) approving the annual financial statements; and (iv) reviewing and approving summary reports of the auditor's findings and recommendations. The Stock Option and Compensation Committee, which is comprised of Messrs. Huff and Thoele, has been assigned the functions of administering the Company's 1992 Stock Option Plan, as amended and making recommendations concerning the establishment of additional employee benefit plans and compensation for the Company's executive officers.

EXECUTIVE COMPENSATION

  The following table provides certain summary information for the fiscal years ended December 31, 1995 and 1994 and May 31, 1994 concerning compensation paid or accrued by the Company to or on behalf of the Company's Chief Executive Officer and the other executive officers of the Company (the "Named Executive Officers").

                          SUMMARY COMPENSATION TABLE

                                                                    LONG TERM
                                           ANNUAL COMPENSATION    COMPENSATION
                                        ------------------------- -------------
                                                                   SECURITIES
                                                                   UNDERLYING
NAME AND PRINCIPAL POSITION             YEAR(1)   SALARY   BONUS  OPTIONS/SAR'S
- ---------------------------             -------- -------- ------- -------------
Larry G. Gerdes........................ 12/31/95 $205,376 $   --         --
 President and Chief Executive Officer  12/31/94  116,700     --         --
                                        05/31/94  200,000     --         --
Julian L. Cohen........................ 12/31/95 $193,756 $   --
 Chief Operating Officer                12/31/94   39,600     --     145,000
                                        05/31/94      --      --
David W. Murphy........................ 12/31/95 $100,130 $22,675     60,000
 Chief Financial Officer,               12/31/94   28,385     --
 Treasurer and Secretary                05/31/94      --      --
G. Scott Dillon........................ 12/31/95 $ 59,599 $   --      60,000
 Chief Development Officer              12/31/94      --      --
                                        05/31/94      --      --

- --------
(1) Information relates to the fiscal years ended May 31, 1993 and December 31, 1994 and 1995. The fiscal year ended December 31, 1994 was for a seven month period.

COMPENSATION OF DIRECTORS

  Directors of the Company who are compensated as officers of the Company serve without compensation for their services as directors. Each director of the Company who is not a compensated officer of the Company is paid a fee of $8,000 per annum. Each person who first becomes a non-employee director is granted, as of the date such person becomes a director of the Company, an option to purchase 10,000 shares of Common Stock. Each non-employee director will be granted an option to purchase 6,000 shares of the Common Stock, except the Chairman who will be granted an option to purchase 9,000 shares, upon election or reelection at the annual meeting of shareholders provided they have served on the board a minimum of six months.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The following persons served as members of the Stock Option and Compensation Committee of the Board of Directors during the year ended December 31, 1995:
Walter J. Huff, Jr. and Charles E. Thoele. None of the members of the Stock Option and Compensation Committee has been an officer or employee of the Company.

STOCK OPTION PLAN

  The Company has adopted a 1992 Stock Option Plan, as amended (the "Plan") for selected employees and directors who are not employed by the Company ("Non-Employee Directors"). The Plan is administered by the Stock Option and Compensation Committee of the Board of Directors and provides for the grant of incentive and non-qualified stock options to purchase up to 1,600,000 shares of Common Stock. On April 30, 1996, the Board of Directors adopted a resolution to amend the Plan by increasing the number of shares reserved for issuance under the Plan by 400,000 shares. The Company is submitting the proposed amendment to the shareholders of the Company for their approval at a special meeting of shareholders to be held on June 5, 1996.

  Under the terms of the Plan, the Stock Option and Compensation Committee may determine the employees to whom options will be granted, the time or times of exercise, the number of shares subject to an option and the terms and conditions of each stock option agreement. The Stock Option and Compensation Committee also determines whether an option is an incentive stock option or a non-qualified stock option. The price per share of stock subject to an incentive stock option must equal 100% of the fair market value thereof on the date of grant. The price per share of stock subject to a non-qualified stock option is to be determined by the Stock Option and Compensation Committee and may be less than fair market value. The exercise period for an incentive stock option cannot exceed ten years, while there is no limitation with respect to non-qualified stock options. In addition, the Stock Option and Compensation Committee cannot grant an incentive stock option to any person who owns at least 10% of the outstanding Common Stock unless the price is 110% of fair market value and the option exercise period does not exceed five years.

  The Plan also provides for non-discretionary or automatic grants of options to Non-Employee Directors. See "Management--Compensation of Directors." The price of Common Stock subject to a Non-Employee Director option is the fair market value on the date of grant, except that the price of Common Stock subject to options granted on March 16, 1992 was the fair market value on October 14, 1992, the date the Plan was approved by the shareholders of the Company. Each Non-Employee Director option must conform to the provisions of the Plan. Non-Employee Director options become exercisable six months from the date of grant and expire ten years from the date of grant. Moreover, in the event a Non-Employee Director terminates membership on the Board for any reason, an option held by him may be exercised until the earlier of the expiration of the option or 12 months from the date of termination.

  As of May 24, 1996, options to purchase a total of 1,276,500 shares of Common Stock were outstanding at a weighted average exercise price of $2.76 per share. In addition, as of May 24, 1996, options to purchase a total of 21,775 shares of Common Stock were outstanding under the former Transcend Services, Inc. stock option plan at a weighted average exercise price of $.19 per share.

  The following table sets forth information regarding individual grants of stock options under the Plan made during the year ended December 31, 1995 to the Named Executive Officers.

                                                                            POTENTIAL REALIZABLE
                                                                                  VALUE AT
                                                                            ASSUMED ANNUAL RATES
                                                                               OF STOCK PRICE
                                                                                APPRECIATION
                                         INDIVIDUAL GRANTS                   FOR OPTION TERM(3)
                         -------------------------------------------------- --------------------
                                        % OF TOTAL
                           NUMBER OF   OPTIONS/SAR'S
                          SECURITIES    GRANTED TO
                          UNDERLYING     EMPLOYEES   EXERCISE OR
                         OPTIONS/SAR'S   IN FISCAL   BASE PRICE  EXPIRATION
NAME                     GRANTED(#)(1)    YEAR(2)     ($/SHARE)     DATE          5%        10%
- ----                     ------------- ------------- ----------- ---------- --------- ----------
Larry G. Gerdes.........       --           --            --           --         --         --
Julian L. Cohen(4)......    25,000         16.5%        $3.31      3/21/05  $  52,000 $  132,000
                            20,000                       5.00     12/20/05     63,000    159,000
David W. Murphy(5)......    30,000         14.6%         2.25     02/23/05     43,000    108,000
                            10,000                       5.00     12/20/05     31,000     80,000
G. Scott Dillon(6)......    60,000         21.6%         3.50     08/15/05    132,000    335,000

                         OPTION GRANTS IN FISCAL 1995

- --------
(1) Stock options were granted with an exercise price equal to the fair market value of the Company's Common Stock on the date of grant.
(2) The Company granted options to purchase 273,000 shares to employees in the year ended December 31, 1995.
(3) The dollar amounts under these columns represent the potential realizable value of each grant of options assuming that the market price of the Company's Common Stock appreciates in value from the date of grant at the 5% and 10% annual rates prescribed by the Commission and therefore are not intended to forecast possible future appreciation, if any, of the price of the Company's Common Stock.

(4) Mr. Cohen was granted an option to purchase 25,000 shares on March 21, 1995 and an option to purchase 20,000 shares on December 20, 1995 which vest annually in equal increments over the subsequent four years beginning on the first anniversary of the date of grant.
(5) Mr. Murphy was granted an option to purchase 30,000 shares on February 23, 1995 and an option to purchase 10,000 shares on December 20, 1995 which vest annually in equal increments over the subsequent four years beginning on the first anniversary of the date of grant.
(6) Mr. Dillon was granted an option to purchase 60,000 shares on August 15, 1995 which vests annually in equal increments over the subsequent four years beginning on the first anniversary of the date of grant.

  The following table sets forth certain information concerning the unexercised stock options held by the Named Executive Officers. During the year ended December 31, 1995, only one of the individuals listed below exercised any options. Larry G. Gerdes exercised a Non-Qualified Stock Option to purchase 50,000 shares of Common Stock on December 1, 1995. The exercise price was $1.94 per share and the market value was $5.13 per share on the date of exercise.

 AGGREGATED OPTION EXERCISES IN FISCAL 1995 AND FISCAL YEAR END OPTION VALUES

                                                VALUE OF UNEXERCISED OPTIONS AT FISCAL YEAR END
                                              ---------------------------------------------------
                                                       NUMBER           VALUE OF UNEXERCISED (1)
                                                    OF SECURITIES         IN-THE-MONEY OPTIONS
                           SHARES              UNDERLYING UNEXERCISED         AT FY-END ($)
                          ACQUIRED    VALUE       OPTIONS AT FY-END           IN-THE-MONEY
NAME                     ON EXERCISE REALIZED EXERCISABLE/UNEXERCISABLE EXERCISABLE/UNEXERCISABLE
- ----                     ----------- -------- ------------------------- -------------------------
Larry G. Gerdes.........   50,000    $159,350     549,333 / 166,666       $2,065,069 / $635,330
Julian L. Cohen.........      --          --       25,000 / 120,000            96,875 / 366,562
David W. Murphy.........      --          --         5,000 / 55,000            19,375 / 170,625
G. Scott Dillon.........      --          --            -- / 60,000                -- / 135,000

- --------
(1) Dollar values calculated by determining the difference between the fair market value of the underlying securities at December 31, 1995 ($5.75 per share) and the aggregate exercise price of the options.

EMPLOYEE RETIREMENT SAVINGS PLAN

  The Company has established a savings and profit-sharing plan that qualifies as a tax-deferred savings plan under Section 401(k) of the Internal Revenue Code (the "401(k) Plan") for its salaried, clerical and hourly employees. Under the 401(k) Plan, eligible employees may contribute up to $9,240 of their gross salary to the 401(k) Plan. Each participating employee is fully vested in contributions made by such employee. The Company presently matches 10% of the amount contributed by an employee up to 6% of the employee's salary, but the Company's policy regarding matching contributions may be changed annually in the discretion of the Board of Directors. All amounts contributed under the 401(k) Plan are invested in one or more investment accounts administered by an independent plan administrator.

EMPLOYEE STOCK PURCHASE PLAN

  The Company has adopted a 1990 Employee Stock Purchase Plan, as amended (the "Stock Purchase Plan"). The purpose of the Stock Purchase Plan is to provide an incentive for employees of the Company and its subsidiaries to acquire or increase their proprietary interests in the Company through the purchase of shares of Common Stock of the Company. The Stock Purchase Plan is administered by the Board of Directors of the Company, which has the authority to interpret the Stock Purchase Plan, to prescribe, amend and rescind rules and regulations relating to it and to establish the terms of each offering of Common Stock under the Stock Purchase Plan. All employees of the Company are eligible to participate in the Stock Purchase Plan with certain limited exceptions.

  Participants may direct the deduction of a specified percentage, as set by the Board of Directors, from their eligible compensation to be used to purchase Common Stock under the Stock Purchase Plan. The terms of the

Stock Purchase Plan provide for two offering periods each calendar year at the beginning of which eligible employees must elect to participate. At the end of each offering period, the Company uses the accumulated payroll deductions to purchase Common Stock for the participant. The price of Common Stock purchased with such payroll deductions during each offering period shall be the lesser of: (i) 85% of the mean between the bid and asked prices of the Common Stock at the beginning of each offering; or (ii) 85% of the mean between the bid and asked prices of the Common Stock on the last day of such offering period.

  The Company will not grant to any participant any right to purchase Common Stock under the Stock Purchase Plan if the exercise of such right would cause such participant to own 5% or more of the combined voting power or value of all classes of the Company's capital stock. In addition, an employee may not participate if such participation would permit the employee to purchase stock under all employee stock purchase plans of the Company and its subsidiaries to accrue at a rate which exceeds $25,000 of the fair market value of the stock for each calendar year in which an option to purchase stock under the Plan is outstanding at any time.

  An aggregate of 225,000 shares of Common Stock have been reserved for issuance under the Stock Purchase Plan.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  In September 1994, the Company loaned the sum of $80,000 to Julian L. Cohen, the Chief Operating Officer of the Company, which was used by Mr. Cohen to purchase his residence. The loan to Mr. Cohen was in the form of a promissory note for the principal sum of $80,000, bearing interest at 7 3/4% per annum, payable on each January 1, April 1, July 1 and October 1, commencing on January 1, 1995, with the principal due in one lump sum on September 30, 1999. As of May 1, 1996, $80,000 remained outstanding under the note. The note is secured by Mr. Cohen's right to purchase shares of the Company's Common Stock pursuant to the Company's 1992 Stock Option Plan, as amended, and the shares of Common Stock underlying such rights.

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

  The Company is authorized to issue up to 30,000,000 shares of Common Stock, $.01 par value per share, and up to 21,000,000 shares of Preferred Stock $.01 par value per share.

COMMON STOCK

  Subject to the rights of any holder of Preferred Stock, each holder of Common Stock is entitled to one vote per share for the election of directors as well as on other matters, to dividends as and when declared by the Company's Board of Directors, and upon liquidation to share in the net assets of the Company pro rata in accordance with his holdings. The Common Stock has no preemptive, redemption, conversion or subscription rights, and all outstanding shares of Common Stock are, and the shares of Common Stock offered by the Company hereby will be, fully paid and nonassessable.

PREFERRED STOCK

  The Company is authorized to issue up to 21,000,000 shares of $.01 par value Preferred Stock, none of which is outstanding. The Board of Directors has the power, without further action by the stockholders, to divide any and all shares of Preferred Stock into series and to fix and determine the relative rights and preferences of the Preferred Stock, such as the designation of series and the number of shares constituting such series, dividend rights, redemption and sinking fund provisions, liquidating and dissolution preferences, conversion or exchange rights and voting rights, if any. Issuances of Preferred Stock by the Board of Directors may result in such shares having senior dividend and/or liquidation preferences to the holders of shares of Common Stock and may dilute the voting rights of such holders. Issuances of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting rights of holders of the Common Stock. In addition, the issuance of Preferred Stock could make it more difficult for a third party to acquire a majority of the outstanding voting stock. Accordingly, the issuance of Preferred Stock may be used as an "anti-takeover" device without further action on the part of the shareholders of the Company. No shares of Preferred Stock have been issued and the Company has no present plans to issue any shares of Preferred Stock.

CERTAIN PROVISIONS OF CERTIFICATE OF INCORPORATION AND BYLAWS

  The Company's Bylaws permit it to indemnify a director and officer who was or is a party to any threatened, pending or completed action, suit or other type of proceeding, whether civil, criminal, administrative or investigative (other than an action by or any right of the Company) by reason of the fact that he or she is or was a director or officer or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding. These indemnification rights apply if the director or officer acted in good faith and in a manner in which he or she reasonably believed to be in or not opposed to the best interest of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In addition, under the Bylaws, the Company may indemnify and hold harmless an officer or director who is a party in an action by or in the right of the Company against expenses (including attorney's fees) actually and reasonably incurred in connection with the defense or settlement of such proceeding. Such indemnification shall be authorized if the director or officer has acted in good faith and in a manner in which he or she reasonably believed to be in or not opposed to the best interest of the Company, except indemnification is not authorized where there is an adjudication of liability, unless the court in which such proceeding was brought, or any other Court of Chancery, shall determine, in view of all the circumstances, that such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

  The Company's Bylaws provide that indemnification of the costs and expenses of defending any action is required to be made to any officer or director who is successful (on the merits or otherwise) in defending an action of the type referred to in the immediately preceding paragraph. Except with regard to the costs and expenses of successfully defending an action as may be ordered by a court, indemnification as described in the previous paragraph is only required to be made to a director or officer if a determination is made that indemnification is proper under the circumstances. Such determination shall be made: (i) by the Company's Board by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding; (ii) by independent legal counsel if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs; or (iii) by the affirmative vote of a majority of shares entitled to vote.

  The Bylaws of the Company also permit the Company to purchase and maintain insurance on behalf of any director or officer of the corporation against any liability asserted against the director or officer and incurred in such capacity, whether or not the corporation would have the power to indemnify the director or officer against such liability. The Bylaws of the Company further provide that any expenses (including attorney's fees) incurred by any officer or director in defending a civil or criminal action, suit or proceeding may be paid by the Company in advance of the final disposition of such action upon receipt of an undertaking by such director or officer to repay all amounts advanced if it shall be determined that he or she is not entitled to be indemnified by the Company.

  Subject to certain limitations, the Company's executive officers and directors are insured against losses arising from claims made against them for wrongful acts which they may become obligated to pay or for which the Company may be required to indemnify them.

  Limitation of Liability. In addition, the Certificate of Incorporation also provides that directors of the Company will not be personally liable for monetary damages to the Company or its shareholders for certain breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to the Company or its shareholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors. This provision would have no effect on the availability of equitable remedies or non-monetary relief, such as an injunction or rescission for breach of the duty of care. In addition, the provision applies only to claims against a director arising out of his role as a director and not in any other capacity (such as an officer or employee of the Company). Further, liability of a director for violations of the federal securities laws will not be limited by this provision.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Company's Common Stock is First Interstate Bank of California.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this offering, the Company will have outstanding 21,401,403 shares of Common Stock. Of these shares, a total of 21,341,403 shares, including all of the 3,000,000 shares of Common Stock sold in this offering, will be freely transferable without restriction or limitation under the Securities Act. The remaining 60,000 shares are "restricted" shares within the meaning of Rule 144 adopted under the Securities Act (the "Restricted Shares"). The Restricted Shares were issued and sold by the Company in private transactions in reliance upon exemptions from registration under the Securities Act and may not be sold except in compliance with the registration requirements of the Securities Act or pursuant to an exemption from registration, such as the exemption provided by Rule 144 under the Securities Act.

  None of the Restricted Shares are currently eligible for sale in the public market pursuant to Rule 144. In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated), including an affiliate of the Company, who has held shares for at least a two-year period (as computed under Rule 144) is entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of the Company's Common Stock (approximately 184,014 shares) and (ii) the average weekly trading volume in the Company's Common Stock during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the Commission. Sales under Rule 144 are also subject to certain provisions relating to the manner of sale, the filing of a notice of sale and the availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed an affiliate of the Company at any time during the 90 days immediately preceding a sale and who has held shares for at least a three-year period (as computed under Rule 144), would be entitled to sell such shares under Rule 144(k) without regard to the volume limitation and other conditions described above.

  No prediction can be made as to the effect, if any, that market sales or the availability of such shares of sale will have on the market price of the Common Stock. Nevertheless, sales of substantial amounts of Common Stock in the public market may have an adverse impact on such market price.

  As of May 24, 1996, outstanding options to purchase 1,298,275 shares of Common Stock were held by certain officers, directors and employees of the Company pursuant to the Company's 1992 Stock Option Plan, as amended, and pursuant to the former Transcend Services, Inc. stock option plan, and an aggregate of 45,750 shares were available for the grant of future options under the Company's 1992 Stock Option Plan, as amended. The Company has filed registration statements to register shares of Common Stock issuable upon the exercise of stock options under the 1992 Stock Option Plan, as amended, and under the former Transcend Services, Inc. stock option plan. Shares issued upon the exercise of stock options will be available for sale in the open market. In addition, as of May 24, 1996, the Company had 8% Convertible Debentures outstanding which are convertible into an aggregate of 572,000 shares of Common Stock and one Warrant outstanding to purchase an aggregate of 25,000 shares of Common Stock. Shares issued upon the conversion of the Debentures and exercise of the Warrant will be eligible for sale in the open market in accordance with Rule 144 as described above.

  The Company and the Company's officers and directors, who beneficially own in the aggregate 6,241,440 shares of Common Stock (approximately 33.92% of the outstanding Common Stock) have agreed that, for a period of 120 days after the date of this Prospectus, they will not, without the prior written consent of Smith Barney Inc., offer, sell, contract to sell or otherwise dispose of any Common Stock (or any securities convertible into or exercisable or exchangeable for shares of Common Stock) (the "Lock-up Period"). Following the Lock-up Period, those shares will be eligible for sale in the public market, subject to the conditions and restrictions of Rule 144, as described above.

REGISTRATION RIGHTS

  Holders of 60,000 shares of Common Stock, the Warrant to purchase 25,000 shares of Common Stock and the 8% Convertible Debentures which are convertible into an aggregate of 572,000 shares of Common Stock have certain rights with respect to the registration under the Securities Act of shares of Common Stock owned by them from time to time (the "Registrable Shares"). Each holder of Registrable Shares has "piggyback" registration rights, subject to certain limitations, in the event the Company proposes to register the sale of any of its securities for its own account or for the account of its shareholders. The Company is obligated to bear all expenses in connection with the registration of the Registrable Shares, except underwriting commissions and discounts and fees and disbursements of legal counsel to holders thereof.

                                 UNDERWRITING

  Under the terms and subject to the conditions in the Underwriting Agreement dated the date hereof, each Underwriter named below has severally agreed to purchase, and the Company has agreed to sell to such Underwriter, shares of Common Stock which shall equal the number of shares set forth opposite the name of such Underwriter below.

                                                                        NUMBER
UNDERWRITER                                                            OF SHARES
- -----------                                                            ---------
Smith Barney Inc......................................................
Dain Bosworth Incorporated............................................
                                                                       ---------
  Total............................................................... 3,000,000
                                                                       =========

  The Underwriters are obligated to take and pay for all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

  The Underwriters, for whom Smith Barney Inc. and Dain Bosworth Incorporated are acting as Representatives, propose initially to offer part of the shares of the Common Stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that
represents a concession not in excess of $    per share under the public
offering price. The Underwriters may allow, and such dealers may reallow, a
concession not in excess of $    per share to other Underwriters or to certain
other dealers. After the initial offering, the public offering price and such concessions may be changed by the Underwriters.

  The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an additional 450,000 shares of Common Stock at the price to the public set forth on the cover page hereof less underwriting discounts and commissions. The Underwriters may exercise such option to purchase additional shares solely for the purpose of covering over-allotments, if any, incurred in connection with the sale of the shares of Common Stock offered hereby. To the extent such option is exercised, the Underwriters will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares of Common Stock set forth opposite such Underwriter's name in the preceding table bears to the total number of shares of Common Stock in such table.

  The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

  The rules of the Commission generally prohibit the Underwriters and other members of the selling group from making a market in the Common Stock during the two business days prior to commencement of sales in this offering (the "Cooling Off Period"). The Commission has, however, adopted Rule 10b-6A, which provides an exemption from such prohibition for certain passive market making transactions. Such passive market making transactions must comply with applicable price and volume limits and must be identified as passive market making transactions. In general, pursuant to Rule 10b-6A, a passive market maker must display its bid for a security at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded. Further, net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker's average daily trading volume in a security during a specified prior period and must be discontinued when such limit is reached. Pursuant to the exemption provided by Rule 10b-6A, certain of the Underwriters and selling group members may engage in passive market making in the Common Stock during the Cooling Off Period. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail, and if commenced, may be discontinued at any time.

  The Company and the Company's officers and directors, who beneficially own in the aggregate 6,241,440 shares of Common Stock (approximately 33.92% of the outstanding Common Stock) have agreed that, for a period of 120 days after the date of this Prospectus, they will not, without the prior written consent of Smith Barney Inc., offer, sell, contract to sell or otherwise dispose of any Common Stock (or any securities convertible into or exercisable or exchangeable for shares of Common Stock).

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company by Smith, Gambrell & Russell, Atlanta, Georgia, and for the Underwriters by Dewey Ballantine, New York, New York.

                                    EXPERTS

  The consolidated financial statements and schedule of Transcend Services, Inc. and subsidiaries, included and/or incorporated by reference in this Prospectus and elsewhere in the Registration Statement to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

  The financial statements of Medical Transcription of Atlanta, Inc., incorporated by reference in this Prospectus and elsewhere in the Registration Statement to the extent and for the periods indicated in their report, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report thereto and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             AVAILABLE INFORMATION

  The Company is subject to certain informational requirements of the Securities Exchange Act of 1934 (the "1934 Act") and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Midwest Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates by writing to the Securities and Exchange Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549.

  The Company has filed a Registration Statement on Form S-3 (together with all amendments and exhibits filed or to be filed in connection therewith, the "Registration Statement") under the Securities Act of 1933, as amended, with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents previously filed with the Commission pursuant to the 1934 Act are hereby incorporated in this Prospectus by reference:

  1. The Company's Annual Report on Form 10-K for the year ended December 31, 1995;

  2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996;

  3.  The Company's Current Report on Form 8-K dated May 2, 1995;

  4. The Company's Amendment No. 1 on Form 8-K/A dated June 30, 1995 to its Current Report on Form 8-K dated May 2, 1995;

  5. The Company's Amendment No. 2 on Form 8-K/A dated May 30, 1996 to its Current Report on Form 8-K dated May 2, 1995; and

  6. The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A as filed with the Commission on January 8, 1990.

  All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified and superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom a Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this Prospectus (excluding exhibits unless such exhibits are specifically incorporated by reference into such documents). Please direct such requests to the Secretary of Transcend Services, Inc. at the Company's principal offices located at 3353 Peachtree Road, N.E., Suite 1000, Atlanta, Georgia 30326, telephone number (404) 364-8000.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
TRANSCEND SERVICES, INC.
 Report of Arthur Andersen LLP, Independent Public Accountants............ F-2
 Consolidated Balance Sheets at December 31, 1995 and 1994 and March 31,
  1996 (unaudited)........................................................ F-3
 Consolidated Statements of Operations for the years ended December 31,
  1995, 1994 and 1993 and for the three months ended March 31, 1996 and
  1995 (unaudited)........................................................ F-4
 Consolidated Statements of Stockholders' Equity for the years ended
  December 31, 1995, 1994 and 1993 for the three months ended
  March 31, 1996 (unaudited).............................................. F-5
 Consolidated Statements of Cash Flows for the years ended December 31,
  1995, 1994 and 1993 and for the three months ended March 31, 1996 and
  1995 (unaudited)........................................................ F-6
 Notes to Consolidated Financial Statements............................... F-7

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Directors and Shareholders of Transcend Services, Inc.:



  We have audited the accompanying consolidated balance sheets of Transcend Services, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1994 and 1995 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Transcend Services, Inc. and subsidiaries as of December 31, 1994 and 1995 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Atlanta, Georgia
February 13, 1996

                            TRANSCEND SERVICES, INC.

                          CONSOLIDATED BALANCE SHEETS

                                               DECEMBER 31,
                                          ------------------------   MARCH 31,
                                             1994         1995         1996
                                          -----------  -----------  -----------
                                                                    (UNAUDITED)
                 ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.............  $   150,000  $ 1,073,000  $   635,000
  Trade accounts receivable, net of
   allowance for doubtful accounts
   of $15,000, $42,000 and
   $46,000 respectively.................      700,000    3,056,000    2,815,000
  Prepaid expenses......................       62,000      309,000      721,000
                                          -----------  -----------  -----------
    Total current assets................      912,000    4,438,000    4,171,000
NET ASSETS RELATED TO DISCONTINUED
 OPERATIONS.............................          --     2,893,000    3,015,000
SECURITIES OF AMHEALTH..................          --     2,050,000    2,050,000
OFFICE FURNITURE AND EQUIPMENT, at cost,
 less accumulated depreciation of
 $298,000, $1,059,000 and $1,235,000
 respectively...........................      558,000    1,681,000    1,816,000
DEPOSITS AND OTHER ASSETS...............      130,000      408,000      381,000
GOODWILL AND OTHER INTANGIBLE ASSETS,
 less accumulated amortization of
 $381,000, $1,301,000 and $1,446,000
 respectively...........................    1,080,000    5,363,000    5,218,000
                                          -----------  -----------  -----------
                                          $ 2,680,000  $16,833,000  $16,651,000
                                          ===========  ===========  ===========
  LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current portion of long term debt.....    2,025,000      208,000      108,000
  Accounts payable......................      783,000    1,268,000    1,173,000
  Accrued compensation and employee
   benefits.............................      506,000    1,560,000    1,527,000
  Other accrued liabilities.............      578,000      808,000    1,276,000
  Current portion of capital lease
   obligation...........................       21,000          --           --
  Deferred income taxes.................          --       133,000      103,000
                                          -----------  -----------  -----------
    Total current liabilities...........    3,913,000    3,977,000    4,187,000
                                          -----------  -----------  -----------
LONG TERM DEBT..........................          --       392,000      368,000
CONVERTIBLE DEBENTURES..................          --     2,000,000    2,000,000
DEFERRED INCOME TAXES...................          --       543,000      540,000
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY:
  Preferred stock, $.01 par value;
   21,000,000 shares authorized; none
   outstanding..........................          --           --           --
  Common stock, $.01 par value,
   31,000,000 shares authorized,
   9,733,000, 18,113,000 and 18,291,000
   shares issued and outstanding as of
   December 31, 1994 and 1995 and March
   31, 1996 respectively................       97,000      181,000      183,000
  Additional paid in capital............    1,677,000   16,643,000   16,799,000
  Accumulated deficit...................   (3,007,000)  (6,903,000)  (7,426,000)
                                          -----------  -----------  -----------
    Total shareholders' equity..........   (1,233,000)   9,921,000    9,556,000
                                          -----------  -----------  -----------
                                          $ 2,680,000  $16,833,000  $16,651,000
                                          ===========  ===========  ===========

   The accompanying notes are an integral part of these consolidated balance sheets.

                            TRANSCEND SERVICES, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                 THREE MONTHS ENDED
                              YEAR ENDED DECEMBER 31,                 MARCH 31,
                         ------------------------------------  ------------------------
                            1993        1994         1995         1995         1996
                         ----------  -----------  -----------  -----------  -----------
                                                                     (UNAUDITED)
NET REVENUE............. $6,208,000  $12,393,000  $25,882,000  $ 4,897,000  $ 8,688,000
DIRECT COSTS............  5,125,000   10,787,000   22,334,000    4,346,000    7,260,000
                         ----------  -----------  -----------  -----------  -----------
 Gross profit...........  1,083,000    1,606,000    3,548,000      551,000    1,428,000
MARKETING AND SALES
 EXPENSES...............    378,000      929,000    2,186,000      437,000      641,000
GENERAL AND
 ADMINISTRATIVE
 EXPENSES...............  1,330,000    1,673,000    4,604,000    1,113,000    1,122,000
AMORTIZATION EXPENSE....    310,000      357,000      633,000      145,000      145,000
                         ----------  -----------  -----------  -----------  -----------
 Operating loss.........   (935,000)  (1,353,000)  (3,875,000)  (1,144,000)    (480,000)
OTHER INCOME
(EXPENSES):
 Interest expense.......   (135,000)     (66,000)     (96,000)         --       (52,000)
 Interest income........      3,000        1,000       75,000       36,000        9,000
 Other..................    101,000       25,000          --           --           --
                         ----------  -----------  -----------  -----------  -----------
                            (31,000)     (40,000)     (21,000)      36,000      (43,000)
                         ----------  -----------  -----------  -----------  -----------
LOSS BEFORE PROVISION
 FOR INCOME TAXES.......   (966,000)  (1,393,000)  (3,896,000)  (1,108,000)    (523,000)
PROVISION FOR INCOME
 TAXES..................        --        13,000          --           --           --
                         ----------  -----------  -----------  -----------  -----------
NET LOSS................ $ (966,000) $(1,406,000) $(3,896,000) $(1,108,000)    (523,000)
                         ==========  ===========  ===========  ===========  ===========
 Loss per common share.. $     (.11) $      (.14) $      (.22) $      (.06) $      (.03)
                         ==========  ===========  ===========  ===========  ===========
Weighted average common
 shares outstanding.....  8,866,000    9,733,000   17,818,000   17,533,000   18,217,000
                         ==========  ===========  ===========  ===========  ===========

 The accompanying notes are an integral part of these consolidated statements.

                            TRANSCEND SERVICES, INC.


                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                   ADDITIONAL                                TOTAL
                           COMMON    PAID-IN     WARRANTS   ACCUMULATED  SHAREHOLDERS'
                           STOCK     CAPITAL    OUTSTANDING   DEFICIT       EQUITY
                          -------- -----------  ----------- -----------  -------------
BALANCE, December 31,
 1992...................    72,000     840,000        --       (635,000)      277,000
 Issuance of 2,103,847
  shares of Common stock
  in stock offering.....    21,000     714,000        --            --        735,000
 Other issuances of
  common stock..........     1,000      28,000        --            --         29,000
 Purchase of shares of
  common stock..........       --      (17,000)       --            --        (17,000)
 Issuance of warrants...       --          --     104,000           --        104,000
 Net loss...............       --          --         --       (966,000)     (966,000)
                          -------- -----------   --------   -----------   -----------
BALANCE, December 31,
 1993...................    94,000   1,565,000    104,000    (1,601,000)      162,000
                          -------- -----------   --------   -----------   -----------
 Issuance of 341,546
  shares of common stock
  from exercise of
  warrants..............     3,000     101,000   (104,000)          --            --
 Other issuance of
  common stock..........       --       11,000        --            --         11,000
 Net loss...............       --          --         --     (1,406,000)   (1,406,000)
                          -------- -----------   --------   -----------   -----------
BALANCE, December 31,
 1994...................    97,000   1,677,000        --     (3,007,000)   (1,233,000)
                          -------- -----------   --------   -----------   -----------
 Issuance of 7,792,446
  shares of Common Stock
  with Merger...........    78,000  14,533,000        --            --     14,611,000
 Issuance of 60,000
  shares of Common Stock
  in acquisition........     1,000     171,000        --            --        172,000
 Issuance of 527,130
  shares from exercise
  of options and other
  issuances.............     5,000     262,000        --            --        267,000
 Net loss...............       --          --         --     (3,896,000)   (3,896,000)
                          -------- -----------   --------   -----------   -----------
BALANCE, December 31,
 1995...................  $181,000 $16,643,000   $    --    $(6,903,000)  $ 9,921,000
                          -------- -----------   --------   -----------   -----------
 Issuance of 178,000
  shares from exercise
  of options and other
  issuances.............     2,000     156,000        --            --        158,000
 Net loss...............       --          --         --       (523,000)     (523,000)
                          -------- -----------   --------   -----------   -----------
BALANCE, March 31, 1996.  $183,000 $16,799,000   $    --    $(7,426,000)  $ 9,556,000
                          ======== ===========   ========   ===========   ===========

 The accompanying notes are an integral part of these consolidated statements.

                            TRANSCEND SERVICES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 THREE MONTHS ENDED
                               YEAR  ENDED DECEMBER 31,               MARCH 31,
                          ------------------------------------  ----------------------
                             1993        1994         1995         1995        1996
                          ----------  -----------  -----------  -----------  ---------
                                                                     (UNAUDITED)
CASH FLOWS FROM
 OPERATING ACTIVITIES:
 Net loss................ $ (966,000) $(1,406,000) $(3,896,000) $(1,108,000) $(523,000)
 Adjustments to
  reconcile net loss to
  net cash provided by
  (used in) operating
  activities:
 Depreciation and
  amortization...........    396,000      530,000    1,134,000      255,000    322,000
 Loss on disposal of
  assets.................     12,000          --           --           --         --
 Loss on forgiveness of
  note receivable........     60,000          --           --           --         --
 Gain on sale of
  software division......   (100,000)         --           --           --         --
 Interest expense........    104,000          --           --           --         --
 Changes in assets and
  liabilities, net of
  acquisitions:
 Receivables.............    166,000     (226,000)  (1,412,000)    (145,000)   242,000
 Prepaid expenses........      4,000      (51,000)    (187,000)    (111,000)  (412,000)
 Deposits and other
  assets.................    (20,000)    (101,000)    (351,000)     (17,000)    27,000
 Accounts payable........    109,000      539,000      (37,000)    (929,000)   (95,000)
 Accounts compensation
  and benefits...........        --           --           --       359,000    (34,000)
 Accrued expenses and
  other liabilities......    619,000      255,000      291,000     (189,000)   467,000
 Other...................     53,000     (119,000)     123,000      (36,000)   (30,000)
                          ----------  -----------  -----------  -----------  ---------
 Total adjustments.......  1,403,000      827,000     (439,000)    (813,000)   487,000
                          ----------  -----------  -----------  -----------  ---------
 Net cash provided by
  (used in) continuing
  operations.............    437,000     (579,000)  (4,335,000)  (1,921,000)   (36,000)
                          ----------  -----------  -----------  -----------  ---------
 Net cash provided by
  discontinued
  operations.............        --           --       202,000       79,000   (122,000)
                          ----------  -----------  -----------  -----------  ---------
 Net cash provided by
  (used in) operating
  activities.............    437,000     (579,000)  (4,133,000)  (1,842,000)  (158,000)
                          ----------  -----------  -----------  -----------  ---------
CASH FLOWS FROM
 INVESTING ACTIVITIES:
 Capital expenditures....   (126,000)    (440,000)  (1,220,000)    (472,000)  (313,000)
 Proceeds from sale of
  assets.................     21,000          --           --           --         --
 Proceeds from note
  receivable.............     12,000          --           --           --         --
 Proceeds from sale of
  software division......    100,000          --           --           --         --
 Acquisitions............ (1,050,000)  (1,000,000)  (1,527,000)    (966,000)       --
 Disposal and transfer
  of property............        --           --        60,000          --         --
                          ----------  -----------  -----------  -----------  ---------
 Net cash used in
  investing activities... (1,043,000)  (1,440,000)  (2,687,000)  (1,438,000)  (313,000)
                          ----------  -----------  -----------  -----------  ---------
CASH FLOWS FROM
 FINANCING ACTIVITIES:
 Borrowing from
  short-term debt........    200,000    1,000,000          --           --         --
 Borrowing under line of
  credit agreement.......    401,000    1,025,000          --           --         --
 Principal payments on
  long-term debt.........    (26,000)         --       (60,000)         --     (24,000)
 Principal payments on
  short-term debt........   (200,000)         --           --    (1,007,000)  (100,000)
 Principal payment on
  capital lease
  obligations............    (25,000)         --           --           --         --
 Repayments of line of
  credit.................   (651,000)         --    (2,025,000)  (1,020,000)       --
 Purchase of common
  stock..................    (17,000)         --           --           --         --
 Proceeds from
  Convertible Debenture..        --           --     2,000,000          --         --
 Proceeds from stock
  options................        --           --           --           --     157,000
 Proceeds from common
  stock issuance.........    764,000       11,000      268,000          --         --
                          ----------  -----------  -----------  -----------  ---------
Net cash provided by
 financing activities....     446,000    2,036,000      183,000   (2,027,000)    33,000
                          ----------  -----------  -----------  -----------  ---------
NET INCREASE (DECREASE)
 IN CASH AND CASH
 EQUIVALENTS.............   (160,000)      17,000   (6,637,000)  (5,307,000)  (438,000)
CASH ACQUIRED FROM
 ACQUISITIONS............        --         2,000    7,560,000    7,486,000        --
CASH AND CASH
 EQUIVALENTS AT
 BEGINNING OF PERIOD.....    291,000      131,000      150,000      150,000  1,073,000
                          ----------  -----------  -----------  -----------  ---------
CASH AND CASH
 EQUIVALENTS AT END OF
 PERIOD.................. $  131,000  $   150,000  $ 1,073,000  $ 2,329,000  $ 635,000
                          ==========  ===========  ===========  ===========  =========

 The accompanying notes are an integral part of these consolidated statements.

                           TRANSCEND SERVICES, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       DECEMBER 31, 1993, 1994 AND 1995

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

  Transcend Services, Inc. (the "Company"), established in 1984, is engaged in the field of contract outsourcing of the health information management/medical records and patient access functions of hospitals. The Company offers operations evaluation, consulting, reimbursement coding, transcription, and other services generally resident in the medical records department of hospitals. Currently, it emphasizes three- to five-year contractual relationships for management of the entire hospital medical records and patient access departments. The Company's three largest hospital contracts accounted for approximately 58%, 50% and 24% of sales in 1993, 1994, and 1995, respectively.

  On January 10, 1995, TriCare, Inc., acquired Transcend Services, Inc., a Georgia corporation by the merger of Transcend into First Western Health Corporation ("Merger"). On May 31, 1995, Transcend Services, Inc., a California corporation following its January 10, 1995 merger into TriCare, and Veritas Healthcare Management, a California corporation owned by TriCare, merged into the TriCare corporation, whose name was then changed to "Transcend Services, Inc." Transcend Services, Inc. now operates as a Delaware corporation. Inasmuch as the Merger is being treated for financial accounting purposes as the acquisition of TriCare by Transcend, following the Merger, the historical financial statements of Transcend have become the financial statements of TriCare and include the businesses of both companies after the effective date of the merger.

BASIS OF PRESENTATION

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

CASH AND CASH EQUIVALENTS

  The Company considers all highly-liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

ACCOUNTS RECEIVABLE

  An allowance for doubtful accounts has been established to provide for losses on uncollectible accounts based on management's estimates and historical collection. Bad debt expense amounted to $30,000, $9,000 and $0 in 1993, 1994 and 1995, respectively.

REVENUE AND COST RECOGNITION

  Revenue is recognized monthly as the work is performed. One-time nonrefundable contract implementation fees have been amortized over the first three months of a contract to match when the costs are incurred for implementation. Direct costs are expensed as incurred. Gross margins vary by contract. Direct costs include contract labor costs related to medical records processing, transcription, coding costs and case management costs, as well as purchased services, such as microfilming, record storage, software licenses, etc.

                           TRANSCEND SERVICES, INC.

                       DECEMBER 31, 1993, 1994 AND 1995
DEPRECIATION AND AMORTIZATION

  Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the respective assets which range from three to seven years.

INCOME TAXES

  The Company follows Statement of Financial Accounting Standards No 109 ("SFAS 109"). Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

DEPOSITS AND OTHER ASSETS

  Deposits and other assets includes $360,000 in restricted cash used as collateral for a letter of credit related to a contract outsourcing agreement which expires in September, 1996.

GOODWILL AND OTHER INTANGIBLE ASSETS

  Goodwill and other intangible assets are currently being amortized over periods ranging from three to thirty years. The Company periodically evaluates whether events and circumstances since acquisition have occurred that indicate that the remaining estimated useful life of goodwill may warrant revision or that the remaining balance of goodwill may not be recoverable. When factors (such as a change in law or regulatory environment or forecasts showing changing long-term profitability) indicate that goodwill should be evaluated for possible impairment, the Company uses an estimate of the related business unit's undiscounted net income over the remaining life of the goodwill to measure whether the goodwill is recoverable.

FAIR VALUE OF DEBT

  In accordance with SFAS No. 107, "Disclosures About Fair Value of Financial Investments", the fair value of short-term debt is estimated to be its carrying value. The fair value of long-term debt is estimated based on approximate market interest rates for similar issues. The estimated fair value of long-term debt at December 31, 1995 was equal to the carrying amount included in the accompanying balance sheet.

NET LOSS PER COMMON SHARE AND COMMON SHARE EQUIVALENT

  Net loss per common share has been computed based on the weighted average number of the Company's common shares outstanding as of December 31, 1993, 1994, and 1995. The common stock equivalents related to stock options were not included in the computation due to their antidilutive effect.

INTERIM FINANCIAL STATEMENTS

  The Company has made all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the financial condition of the Company at March 31, 1996, and the results of operations and cash flows for the three months ended March 31, 1995 and 1996, as presented in the accompanying unaudited financial statements.

RESTATEMENT OF PRIOR YEAR BALANCES

  Certain prior year balances have been restated to conform with current year presentation.

                           TRANSCEND SERVICES, INC.

                       DECEMBER 31, 1993, 1994 AND 1995

2. DISCONTINUED OPERATIONS

 Legal Proceedings

  On September 17, 1993, TriCare and its healthcare subsidiaries (now part of Transcend) and the physician-owned medical groups that have contracts with the healthcare subsidiaries initiated a lawsuit in the Superior Court of the State of California, County of Los Angeles, against twenty-two insurance carriers seeking $115 million in compensatory damages claiming abuse of process, intentional interference with contractual and prospective economic relations and unfair business practices which led to the discontinuation of the business of TriCare's healthcare subsidiaries and their contracting associated medical groups in April 1993 (the "Lawsuit"). Certain of the defendants in the Lawsuit have filed cross complaints seeking restitution from TriCare, its healthcare subsidiaries and their associated managed medical groups for funds previously paid to the medical groups and other damages. The costs associated with the above claims cannot be ascertained with any certainty but are expected to be substantial. The Company intends to defer such costs until resolution of the litigation and has $479,000 of deferred legal fees included in net assets from discontinued operations at December 31, 1995. There can be no assurance as to the outcome of this litigation, including potential recovery, if any, of the Company's claims, or damages if any. Based upon facts and circumstances known to date, in the opinion of management, final resolution of the cross complaint will not have a material adverse effect on the Company's financial condition or results of operations.

 First Western/Veritas

  The net assets of the discontinued operations of Tricare's healthcare subsidiaries, First Western and Veritas (now part of Transcend), both of which ceased operations as of April 30, 1993, are shown on the combined balance sheet and the related statement of cash flows as a separate line item.

  The net assets related to the discontinued operations at December 31, 1995 were $2,893,000. This amount consisted of $479,000 in deferred legal fees and $2,414,000 in net accounts receivable. Collection liabilities of First Western and Veritas have been deducted in determining net accounts receivable.

  On October 14, 1995, the Company sold approximately 38% of its discontinued operations' gross accounts receivable balance to Medical Receivables Finance, LLC ("MRF"), a Delaware limited liability company for:

  . Approximately $932,000 in cash ($882,000 in cash at closing; $50,000 held in escrow)

  . An opportunity to share in future cash receipts based on MRF's collection activity.

  As a result, the Company closed its California-based collections operation. The future costs associated with the collection of the accounts receivable have been netted with the assets related to discontinued operations.

  The sale agreement with MRF did not result in any gain or loss for the Company. The Company will continue to re-evaluate the realizability of the net assets related to its discontinued operations which were not sold. Any such re-evaluation could result in an adjustment that may potentially be material to the carrying value of this asset.

  In addition to the above, the Company has contracted with MRF for the servicing and managing of the remaining 62% of the accounts receivable balance.

 Securities of AmHealth

  Prior to its acquisition by Transcend, TriCare sold substantially all of the assets and liabilities of its wholly-owned subsidiary, Occu-Care to AmHealth, Inc. ("AmHealth") for a purchase price of $4,000,000. The purchase price included $1,500,000 in cash paid at closing; AmHealth's Series A Note in the face amount of $1,500,000 bearing interest of 8% per annum commencing December 1, 1994, payable quarterly thereafter, with the principal payable on or prior to December 1, 1995; and AmHealth's Series B Note in the face amount of $1,000,000 bearing interest of 8% per annum commencing December 1, 1994, payable quarterly thereafter, with the principal payable in equal quarterly installments starting December 1, 1995 and continuing until September 1, 2000. TriCare did not receive its first interest payment on its $2,500,000 note receivable from its sale of the assets of Occu-Care, which constituted an event of default and, therefore, TriCare deferred recognition of the gain from

                           TRANSCEND SERVICES, INC.

                       DECEMBER 31, 1993, 1994 AND 1995

the transaction in the amount of $450,000. On December 30, 1994, TriCare entered into negotiations with AmHealth which resulted in an agreement to exchange its note receivable of $2,500,000 for 2,500,000 shares of $1.00 convertible redeemable preferred stock which pay cumulative dividends at a rate of 6.5% per annum. In conjunction with the Merger on January 10, 1995, Transcend recorded these securities at their fair value of $2,050,000. Under certain circumstances and at the Company's option, the preferred stock is convertible into common stock of AmHealth. The preferred stock is subject to mandatory redemption as follows: 1,500,000 shares (less any shares previously converted) on December 1, 1995, and the balance in nineteen quarterly installments commencing December 1, 1995 which was consistent with the payment schedule of the original notes. The redemption on December 1, 1995 did not occur and discussions are underway with AmHealth to determine a future course of action with regard to the redemption of these securities.

  In December, 1995, AmHealth signed a Letter of Intent with CORE, Inc. (NASDAQ; CORE) for CORE to purchase substantially all the assets of AmHealth primarily in exchange for CORE stock. The transaction is expected to close by May, 1996. If the above transaction occurs, Transcend would likely settle AmHealth's $2.5 million obligation to Transcend in exchange for CORE stock. However, there can be no assurances that these transactions will take place. The amount the Company will ultimately realize could differ materially from the carrying value of the investments as reflected in the financial statements due to changes in the financial condition of the purchaser and/or the ultimate valuation of its obligation to Transcend in any purchase of AmHealth by Core, Inc. or any other third party.

Unaudited Subsequent Event

  On May 10, 1996, AmHealth executed a definitive agreement with CORE, Inc., a public company, pursuant to which CORE would purchase for cash substantially all the assets of AmHealth in a transaction expected to close by July 1996. In anticipation of the consummation of the foregoing transaction, AmHealth and the Company are presently negotiating to settle AmHealth's obligation to the Company, but no agreement has been reached. There can be no assurance that the CORE/AmHealth transaction will close and there can be no assurance that the amount the Company will ultimately realize on the preferred stock will not be materially less than the carrying value of the investment as reflected in the Company's financial statements.

3. OFFICE FURNITURE AND EQUIPMENT

  The summary of office furniture and equipment at December 31, 1994 and 1995 is as follows:

                                                           1994        1995
                                                         ---------  -----------
   Office furniture and equipment....................... $ 856,000  $ 2,740,000
   Less accumulated depreciation........................  (298,000)  (1,059,000)
                                                         ---------  -----------
                                                         $ 558,000  $ 1,681,000
                                                         =========  ===========

4. INDEBTEDNESS

  Long-term debt is summarized as follows at December 31, 1994 and 1995;

                                                                1994      1995
                                                             ---------- --------
   $1,200,000 revolving line of credit, interest computed
    at prime; repaid in 1995...............................  $1,025,000      --
   Promissory note, interest computed at prime; repaid in
    1995...................................................   1,000,000      --
   Note payable, interest computed at 8.5%; Note matures on
    January 1, 1996........................................         --   100,000
   Note payable, interest computed at 8.5% monthly payments
    of principal and interest at $11,284 beginning May 19,
    1995; Note matures on May 19, 2000.....................         --   490,000
   Other Notes payable.....................................         --    10,000
                                                             ---------- --------
                                                                    --   600,000
   Less: Current Portion of Long-Term Debt.................   2,025,000  208,000
                                                             ---------- --------
                                                             $      --  $392,000
                                                             ========== ========

                           TRANSCEND SERVICES, INC.

                       DECEMBER 31, 1993, 1994 AND 1995

  The revolving line of credit expired in January, 1995 and was not renewed. The outstanding balance of both credit facilities at the time of the merger of TriCare and Transcend was $2,200,000 and was paid off with cash received in the Merger (Note 1).

  The Company expended $1,232,000 in cash to acquire the medical transcription businesses of IDS and MTA in 1995 and, as a result, the Company issued $2.0 million in Subordinated Convertible Debt, which took place on August 15, 1995. Key terms of the debt are:

      Interest Rate:          8%
      Interest Paid:          Semi-annually
      Term:                   Five (5) Years, due in full at
                              maturity if not converted
      Secured Status:         Unsecured and subordinated to all
                              other indebtedness
      Convertible Features:

  . Convertible for five (5) years at $3.50 per share of Transcend's common stock as recorded on August 15, 1995, the "Closing Price".

  .  Convertible by the Company if Transcend's common stock trades at three
     (3) times the Closing Price for 30 consecutive trading days.

Unaudited Subsequent Event

  On April 30, 1996, the Company established two separate credit facilities with Silicon Valley East (Wellesley, Massachusetts), a division of Silicon Valley Bank, a California-chartered bank (Santa Clara, CA). The aggregate credit available to the Company (under both facilities) is $5.75 million. The banking facilities are secured by all of the Company's assets. One of the facilities is a $5.0 million working capital credit line subject to an initial cap of $3.0 million. The cap is removed subject to the Company's compliance with several covenants going forward. The second facility is a $750,000 term facility set up to help the Company meet its capital investment requirements in the near term. This term note is subject to an initial cap of $250,000, with the cap being removed upon the Company's compliance with specific covenants. Both facilities will mature on April 30, 1997.

5. SUPPLEMENTAL CASH FLOW INFORMATION

  Cash paid for interest was $31,000, $36,000 and $56,000 for 1993, 1994 and 1995, respectively.

6. LEASE COMMITMENTS AND CONTINGENCIES

Lease Commitments

  The Company has entered into operating leases for certain office facilities. At December 31, 1994, the minimum rental payments due under noncancelable operating lease agreements are as follows:

YEAR ENDING
DECEMBER 31
- -----------
 1996................................................................ $  517,000
 1997................................................................    471,000
 1998................................................................    325,000
 1999................................................................    271,000
 2000................................................................    178,000
 Thereafter..........................................................        --
                                                                      ----------
                                                                      $1,762,000
                                                                      ==========

                           TRANSCEND SERVICES, INC.

                       DECEMBER 31, 1993, 1994 AND 1995

  Rental expense for the operating leases amounted to approximately $97,000, $150,000 and $443,000 for 1993, 1994 and 1995, respectively.

 Litigation

  On June 22, 1995, an action was filed by Timothy S. Priest in his capacity as administrator of the estate of Robert V. Taylor against Carol Brown, Debbie Ostwald, Sullivan Health & Rehabilitation Management, Inc. ("Sullivan") and Fireman's Fund Insurance Company, in the Circuit Court of Franklin County, Tennessee, alleging breach of the duty to provide reasonably competent nursing care to an injured individual (now deceased). The Company's subsidiary, Sullivan, and a former employee of Sullivan are defendants in the case. The Plaintiff demands compensatory damages in the amount of $1 million and punitive damages in the amount of $2 million, plus costs. Management of the Company believes that Sullivan has meritorious defenses to the allegations and intends to vigorously contest liability in this matter. At the present time, management of the Company cannot predict the outcome of this litigation, but does not believe that the resolution of the litigation will have a material adverse effect on the Company's financial condition or results of operations.

  See Note 2 for additional litigation discussion.

7. RETIREMENT PLAN

  The Company sponsors a 401(k) retirement plan that covers substantially all employees after satisfying certain requirements as to length of service. Employees are eligible to contribute amounts to the plan subject to certain minimum and maximum limitations. The Company matches employee contributions on a discretionary basis as determined by the Company's board of directors. In 1993 and 1994, the Company matched employee contributions at a rate of 10% of employee contributions up to 6% of salary. For 1993, 1994 and 1995, the expense was approximately $6,000, $17,000 and $0 respectively.

8. TRANSACTIONS WITH RELATED PARTIES

  Approximately 23% of the subordinated debt (Note 4) is held by parties affiliated with certain members of the board of directors.

  During 1993, the Company paid $91,000 in management fees to a shareholder.

  During 1993, the Company issued warrants to purchase 146,000 shares to the controlling shareholders in consideration of such shareholders' personal guarantee of the loan to purchase dataLogix (Note 12). The warrants are exercisable at $.01 per warrant and were exercised during 1994. The difference between fair value and exercise price of these warrants of $104,000 was expensed in 1993.

9. SHAREHOLDERS' EQUITY

  The historical shareholders' equity of Transcend prior to the merger has been retroactively restated for the equivalent number of shares received in the Merger (2.34 to 1). Earnings per share for the periods prior to the Merger are restated to reflect the number of equivalent shares received.

  In 1995, the Company increased the authorized common stock to 30,000,000 shares. The Company has authorized 21,000,000 shares of preferred stock, $.01 par value.

                           TRANSCEND SERVICES, INC.

                       DECEMBER 31, 1993, 1994 AND 1995

10. STOCK OPTIONS AND WARRANTS

  The Company has established a stock option plan for the employees of the Company. The plan authorizes the grant of "incentive stock options" and "nonstatutory options." Under this plan, options are granted for the Company's common stock at the approximate fair value, as defined in the option agreement. The following is a summary of transactions:

                                                       OPTIONS    PRICE RANGE
                                                      ---------  --------------
   OPTIONS OUTSTANDING, December 31, 1992............ 1,083,000  $ .07 to $ .10
    Options granted during the year..................   294,000  $ .07 to $ .30
    Options canceled during the year.................  (589,000) $          .09
    Options exercised during the year................   (64,000) $          .09
                                                      ---------
   OPTIONS OUTSTANDING, December 31, 1993............   724,000  $ .07 to $ .30
    Options canceled during the year.................   (31,000) $          .07
    Options exercised during the year................   (10,000) $          .07
                                                      ---------
   OPTIONS OUTSTANDING, December 31, 1994............   683,000  $ .07 to $ .30
    Options issued in Merger (Note 1)................ 1,158,000  $1.87 to $3.75
    Options issued, other............................   331,000  $1.87 to $5.62
    Options canceled during the year.................  (161,000) $.068 to $3.13
    Options exercised during the year................  (511,000) $.068 to $3.13
                                                      ---------
    Options Outstanding, December 31, 1995........... 1,500,000
                                                      =========
    Options eligible for exercise at December 31,
     1995............................................   576,000  $ .07 to $3.75
                                                      =========

  The directors who were not employees of the Company were granted non-qualified stock options to purchase shares of the Company's common stock prior to May 31, 1991. These options, which expire ten years from the date of grant, were granted at prices between $2.00 and $5.17 per share, the fair market value on the date of grant, and are all exercisable. During the twelve (12) months ended December 31, 1995, no options were exercised and options to purchase 7,500 shares are still outstanding.

  At December 31, 1995 there were a total of 159,000 shares of common stock reserved for this plan.

11. INCOME TAXES

  The components of the net deferred tax (liability) asset as of December 31, 1994 and 1995 were as follows:

                                                          1994        1995
                                                        ---------  -----------
   Deferred tax liabilities:
    Office furniture and equipment..................... $     --   $   (44,000)
    Goodwill and other intangibles.....................       --      (290,000)
    Discontinued Operations............................       --    (1,128,000)
                                                                   -----------
                                                                    (1,462,000)
                                                                   -----------
   Deferred tax assets:
    Tax net operating loss.............................   454,000    3,122,000
    Cash-basis deferral................................   453,000      330,000
    Accrued Liabilities................................       --       331,000
    Other..............................................    27,000      186,000
    Valuation allowance................................  (934,000)  (1,831,000)
                                                        ---------  -----------
                                                        $     --   $   676,000
                                                        =========  ===========

                           TRANSCEND SERVICES, INC.

                       DECEMBER 31, 1993, 1994 AND 1995

  At December 31, 1995, the Company had net operating loss carryforwards of approximately $8,001,000 which can be used to reduce future income taxes. If not utilized these carryforwards will expire in 2007. The tax benefit differed from the amount computed using the statutory Federal income tax rate due primarily to the increase in the valuation allowance for the past three years. The Company has established a valuation allowance of $934,000 and $1,831,000 at December 31, 1994 and 1995, respectively due to the uncertainty regarding the realizability of certain deferred tax assets, including its net operating loss carryforward.

12. ACQUISITIONS

  On April 29, 1993, the Company acquired dataLogix, a supplier of medical record transcription services, for $1,100,000. The Company accounted for the acquisition under the purchase method of accounting. The results of operations for dataLogix are included in the statement of loss of the Company beginning on the date of acquisition. The fair value of tangible assets acquired and liabilities assumed was $315,000 and $37,000, respectively. The majority of the excess purchase price over net tangible assets relate to non-compete agreements and customer contracts which are being amortized over three years, using an accelerated method of amortization.

  On September 30, 1994, the Company acquired the assets of Script-Ease, Inc., a Pittsburgh-based medical transcription business for $1,000,000. The Company accounted for the acquisition under the purchase method of accounting. The results of operations for Script-Ease are included in the statement of loss of the Company beginning on the date of the acquisition. The fair value of tangible assets acquired and liabilities assumed was $259,000 and $161,000, respectively. The majority of the excess purchase price over net tangible assets related to customer lists, which is being amortized over seven years and a non-compete agreement that is being amortized over a three year period. The balance of the additional intangibles is goodwill which is being amortized over thirty years.

  On January 10, 1995, Transcend acquired TriCare, Inc. in a merger accounted for as a reverse merger (Note 1). The acquisition was treated as a purchase. There were approximately 7.7 million shares issued in the transaction resulting in goodwill of approximately $3.2 million. This goodwill is being amortized over twenty years. On June 15, 1994, TriCare had completed the acquisition of Sullivan for an adjusted purchase price of $3,285,000. Subsequent to the Merger, the Company issued a final payment of $285,000 in lieu of the $1,260,000 obligation which was payable in stock in January 1995 and July 1995, to the former owners of Sullivan Health and Rehabilitation in full satisfaction of its long-term obligation related to the acquisition of Sullivan and gave the former owners a release from any and all further liabilities in connection therewith.

  On January 31, 1995, the Company acquired the assets of International Dictating Services ("IDS"), a Boston based medical transcription business for approximately $832,000, which consisted of approximately $682,000 paid in cash at closing with the balance payable to the sellers over the next two years. The Company accounted for the acquisition under the purchase method of accounting. The results of operations for IDS are included in the statement of loss of the Company beginning on the date of acquisition. The fair value of tangible assets acquired and liabilities assumed was $245,000 and $86,000, respectively. The intangible related to customer lists is being amortized over seven years and a non-compete agreement is being amortized over a two year period. The balance of the additional intangible asset is goodwill which is being amortized over twenty years.

  On April 19, 1995, the Company acquired the assets of Medical Transcription of Atlanta, Inc. ("MTA") for $1,372,000, consisting of $550,000 paid in cash at closing, promissory notes of $650,000, and 60,000 shares of Transcend common stock valued at $172,000 at the time of the acquisition. The Company accounted for the acquisition under the purchase method of accounting. The results of operations for MTA are included in the

                           TRANSCEND SERVICES, INC.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)
                       DECEMBER 31, 1993, 1994 AND 1995

statement of loss of the Company beginning on the date of acquisition. The fair value of tangible assets acquired and liabilities assumed was $363,000 and $27,000, respectively. The intangible related to customer lists is being amortized over seven years and a non-compete agreement is being amortized over a three-year period. The balance of the additional intangible is goodwill which is being amortized over twenty years.

  The following pro-forma amounts presented below represent the results of operations (excluding discontinued operations) of the Company adjusted to include TriCare; Script-Ease, Inc.; MTA and IDS as if these transactions had been consummated at the beginning of each period presented.

                                                      YEAR ENDED DECEMBER 31
                                                      ------------------------
                                                         1994         1995
                                                      -----------  -----------
                                                            (UNAUDITED)
   Sales............................................. $20,705,000  $26,508,000
   Net Income (Loss)................................. $(2,321,000) $(3,918,000)
   Net Loss per common Share......................... $     (0.13) $     (0.22)
   Weighted Average Shares Outstanding...............  17,743,000   17,836,000

        MAP DEPICTING THE COMPANY'S OFFICES AND MANAGED SITE LOCATIONS.

================================================================================

  NO DEALER, REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                               ----------------

                               TABLE OF CONTENTS

                               ----------------

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    5
The Company...............................................................    9
Use of Proceeds...........................................................    9
Price Range of Common Stock...............................................   10
Dilution..................................................................   11
Dividend Policy...........................................................   11
Capitalization............................................................   12
Selected Consolidated Financial Data......................................   13
Management's Discussion and Analysis of Financial
 Condition and Results of Operations......................................   14
Business..................................................................   19
Management................................................................   28
Certain Relationships and Related Transactions............................   33
Description of Capital Stock..............................................   34
Shares Eligible For Future Sale...........................................   35
Underwriting..............................................................   37
Legal Matters.............................................................   38
Experts...................................................................   38
Available Information.....................................................   38
Incorporation of Certain Documents by Reference...........................   39
Index to Consolidated Financial Statements................................  F-1

================================================================================

================================================================================

                               3,000,000 Shares

                      [LOGO OF TRANSCEND SERVICES, INC.]


                                 Common Stock

                                   --------

                                  PROSPECTUS

                                   --------

                               Smith Barney Inc.

                                 Dain Bosworth
                                 Incorporated

                                      , 1996

================================================================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The estimated expenses of issuance and distribution of the Common Stock, other than underwriting discounts, are as follows:

   Securities and Exchange Commission Registration Fee................   12,417
   National Association of Securities Dealers, Inc. Filing Fee........    4,101
   Legal Fees and Expenses............................................  100,000
   Accounting Fees and Expenses.......................................   40,000
   Printing and Engraving.............................................   35,000
   Blue Sky Fees and Expenses.........................................   20,000
   Miscellaneous......................................................   13,482
                                                                       --------
     TOTAL............................................................ $225,000
                                                                       ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Company's Bylaws permit it to indemnify a director and officer who was or is a party to any threatened, pending or completed action, suit or other type of proceeding, whether civil, criminal, administrative or investigative (other than an action by or any right of the Company) by reason of the fact that he or she is or was a director or officer or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding. These indemnification rights apply if the director or officer acted in good faith and in a manner in which he or she reasonably believed to be in or not opposed to the best interest of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In addition, under the Bylaws, the Company may indemnify and hold harmless an officer or director who is a party in an action by or in the right of the Company against expenses (including attorney's fees) actually and reasonably incurred in connection with the defense or settlement of such proceeding. Such indemnification shall be authorized if the director or officer has acted in good faith and in a manner in which he or she reasonably believed to be in or not opposed to the best interest of the Company, except indemnification is not authorized where there is an adjudication of liability, unless the court in which such proceeding was brought, or any other Court of Chancery, shall determine, in view of all the circumstances, that such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

  The Company's Bylaws provide that indemnification of the costs and expenses of defending any action is required to be made to any officer or director who is successful (on the merits or otherwise) in defending an action of the type referred to in the immediately preceding paragraph. Except with regard to the costs and expenses of successfully defending an action as may be ordered by a court, indemnification as described in the previous paragraph is only required to be made to a director or officer if a determination is made that indemnification is proper under the circumstances. Such determination shall be made: (i) by the Company's Board by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding; (ii) by independent legal counsel if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs; or (iii) by the affirmative vote of a majority of shares entitled to vote.

  The Bylaws of the Company also permit the Company to purchase and maintain insurance on behalf of any director or officer of the corporation against any liability asserted against the director or officer and incurred in such capacity, whether or not the corporation would have the power to indemnify the director or officer against such liability. The Bylaws of the Company also provide that any expenses (including attorney's fees) incurred by any officer or director in defending a civil or criminal action, suit or proceeding may be paid by the Company in advance of the final disposition of such action upon receipt of an undertaking by such director or officer to repay all amounts advanced if it shall be determined that he or she is not entitled to be indemnified by the Company.

  Subject to certain limitations, the Company's executive officers and directors are insured against losses arising from claims made against them for wrongful acts which they may become obligated to pay or for which the Company may be required to indemnify them.

  The indemnification provisions contained in the Company's Bylaws are substantially co-extensive with the provisions of Section 145 of the Delaware General Corporation Law, which sets forth the applicable terms, conditions and limitations governing the indemnification of officers, directors and other persons.

  Limitation of Liability. In addition, the Certificate of Incorporation provides that directors of the Company will not be personally liable for monetary damages to the Company or its shareholders for certain breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to the Company or its shareholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors. This provision would have no effect on the availability of equitable remedies or non-monetary relief, such as an injunction or rescission for breach of the duty of care. In addition, the provision applies only to claims against a director arising out of his role as a director and not in any other capacity (such as an officer or employee of the Company). Further, liability of a director for violations of the federal securities laws will not be limited by this provision.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

 EXHIBIT
 NUMBER                          DESCRIPTION OF EXHIBIT
 -------                         ----------------------
  1      Form of Underwriting Agreement.
  4      Specimen of Common Stock Certificate.
  4.1    Subordinated Convertible Debenture Purchase Agreement, filed as
         Exhibit 4 to the Registrant's Form 10-Q for the quarter ended
         September 30, 1995, which exhibit is incorporated herein by reference.
  5      Opinion of Smith, Gambrell & Russell.
 23.1    Consent of Arthur Andersen LLP.
 23.2    Consent of Smith, Gambrell & Russell (contained in their opinion filed as Exhibit 5).
 24.1    Powers of Attorney.

ITEM 17. UNDERTAKINGS

  (1) The undersigned registrant hereby undertakes that, for purposes of determining liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (3) The undersigned registrant hereby undertakes that:

    (a) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (b) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUND TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF ATLANTA, STATE OF GEORGIA, ON THIS 12TH DAY OF JUNE, 1996.

                                          Transcend Services, Inc.

                                                    /s/ Larry G. Gerdes
                                          By: _________________________________
                                                     LARRY G. GERDES
                                              PRESIDENT AND CHIEF EXECUTIVE
                                                         OFFICER

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURES                        TITLE                 DATE

                  *                    Chairman of the
- -------------------------------------   Board of Directors      June 12, 1996
           DONALD L. LUCAS

        /s/  Larry G. Gerdes           President, Chief
- -------------------------------------   Executive Officer       June 12, 1996
           LARRY G. GERDES              and Director
                                        (Principal
                                        Executive Officer)

        /s/  David W. Murphy           Chief Financial
- -------------------------------------   Officer, Secretary      June 12, 1996
           DAVID W. MURPHY              and Treasurer
                                        (Principal
                                        Financial and
                                        Accounting Officer)

                  *                    Director
- -------------------------------------                           June 12, 1996
         GEORGE B. CALDWELL

                  *                    Director
- -------------------------------------                           June 12, 1996
         WALTER S. HUFF, JR.

                  *                    Director
- -------------------------------------                           June 12, 1996
          CHARLES E. THOELE

        /s/  Larry G. Gerdes
*By: ________________________________
LARRY G. GERDES, AS ATTORNEY-IN-FACT

                                 EXHIBIT INDEX

 S-K REFERENCE
    NUMBER                  DESCRIPTION                PAGE
 -------------              -----------                ----
      1        Form of Underwriting Agreement.
      4        Specimen of Common Stock Certificate.
      5        Opinion of Smith, Gambrell & Russell.
     23.1      Consent of Arthur Andersen LLP.
     24.1      Powers of Attorney.